

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE



05049023

March 28, 2005

Robert B. Robbins
Shaw Pittman LLP
2300 N Street, NW
Washington, DC 20037-1128

Act: 1934
Section:
Rule: 14A-8
Public Availability: 3/28/2005

Re: Crescent Real Estate Equities Company
Incoming letter dated February 17, 2005

Dear Mr. Robbins:

This is in response to your letter dated February 17, 2005 concerning the shareholder proposal submitted to Crescent Real Estate by the Service Employees International Union. We also have received a letter from the proponent dated March 14, 2005. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.


RECD S.E.C.
MAR 2 9 2005

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Steve Abrecht
Executive Director of Benefit Funds
Service Employees International Union
1313 L Street, N.W.
Washington, DC 20005

ShawPittman LLP

A Limited Liability Partnership Including Professional Corporations

February 17, 2005

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Documents Relating to Shareholder Proposal of Service Employees International Union

Ladies and Gentlemen:

Our client, Crescent Real Estate Equities Company, a Texas real estate investment trust (the "Company"), has received from Service Employees International Union (the "Proponent") a shareholder proposal and supporting statement (the "2005 Proposal") for inclusion in the Company's proxy statement and form of proxy for its 2005 Annual Meeting of Shareholders (the "Proxy Materials").

Last year, the Proponent submitted a similar proposal to the Company and, by letter dated April 28, 2004, the staff members of the Division of Corporation Finance (the "Staff") advised the Company that it had a basis for excluding the proposal from its proxy materials. For your convenience, I have enclosed the correspondence relating to that proposal.

Also enclosed, with regard to the Proponent's 2005 Proposal, is a letter requesting confirmation that the Staff will not recommend enforcement action to the Securities and Exchange Commission if the Company excludes the Proposal from its Proxy Materials.

We look forward to hearing from you regarding this matter.

Sincerely,



Robert B. Robbins

Enclosures

2300 N Street, NW Washington, DC 20037-1128 | 202.663.8000 Fax: 202.663.8007 | www.shawpittman.com | Washington, DC Northern Virginia New York Los Angeles London

ShawPittman LLP

A Limited Liability Partnership Including Professional Corporations

February 17, 2005

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal of Service Employees International Union

Ladies and Gentlemen:

Our client, Crescent Real Estate Equities Company, a Texas real estate investment trust (the "Company"), has received from Service Employees International Union (the "Proponent") a shareholder proposal and supporting statement in the form attached to this letter as Exhibit A (the "Proposal") for inclusion in the Company's proxy statement and form of proxy for its 2005 Annual Meeting of Shareholders (the "Proxy Materials"). The Company believes that it properly may omit the Proposal from the Proxy Materials for the reasons discussed in this request letter.

On behalf of the Company, we respectfully request confirmation that the staff members of the Division of Corporation Finance (the "Staff") will not recommend any enforcement action to the Securities and Exchange Commission (the "Commission") if the Company excludes the Proposal from its Proxy Materials, in reliance on those provisions of Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), discussed below.

Pursuant to Rule 14a-8(j) under the Exchange Act, we have enclosed, on behalf of the Company, six (6) copies of this request letter and its attachments. As also required by Rule 14a-8(j), we are sending today a copy of this letter and its attachments to the Proponent as notice of the Company's intention to omit the Proposal from the Proxy Materials.

The Proposal

The Proposal urges the Board of Trust Managers (the "Board") of the Company to implement a policy requiring annual disclosure to the Company's shareholders, in a separate report to shareholders, of certain information relating to each transaction between the Company and any executive officer or trust manager of the Company,

2300 N Street, NW Washington, DC 20037-1128 | 202.663.8000 Fax: 202.663.8007 | www.shawpittman.com | Washington, DC Northern Virginia New York Los Angeles London

except for "transactions that are amounts due from an executive officer or [trust manager] for purchases subject to usual trade terms, for ordinary travel and expense payments and for other transactions in the ordinary course of business."

Bases for Exclusion of Proposal from Proxy Materials

The Company believes that it properly may exclude the Proposal from the Proxy Materials pursuant to the following rules.

1. Rules 14a-8(b)(1) and 14a-8(f) because the Proponent has failed to demonstrate its eligibility to submit the Proposal;
2. Rule 14a-8(i)(10) because the Company has already substantially implemented the Proposal;
3. Rule 14a-8(i)(7) because the Proposal deals with a matter relating to the Company's ordinary business operations;
4. Rule 14a-8(i)(3) because the Proposal is vague and indefinite; and
5. Rule 14a-8(i)(3) because the Proposal contains statements that are false and misleading.

I. The Proponent Has Not Demonstrated Eligibility under Rule 14a-8(b)

Rule 14a-8(b)(1) under the Exchange Act requires, among other things, that to be eligible to submit a proposal, the Proponent "must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year" prior to the date on which the Proponent submitted the Proposal. Pursuant to Rule 14a-8(b)(2), the Proponent must prove eligibility by either: (i) submitting to the Company "a written statement" from the "record" holder of its securities verifying that, at the time the Proponent submitted its Proposal, it had "continuously held the securities for at least one year"; or (ii) submitting to the Company a copy of a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments thereto, reflecting the Proponent's ownership of the shares "as of or before the date on which the one-year eligibility period begins."

Because the Proponent has failed to provide documentary support sufficient to demonstrate that it has satisfied the minimum ownership requirement with respect to the Company's common shares for the one-year period as of the date that it submitted the Proposal, the Proponent has failed to satisfy the requirements of Rule 14a-8(b). The Staff consistently has declined to take action concerning a company's omission of a shareholder proposal based on a proponent's failure to provide evidence of eligibility under Rules 14a-8(b) and 14a-8(f)(1). See, e.g., Agilent Technologies (available November 19, 2004); and Lucent Technologies, Inc. (available October 29, 2004).

According to the Company's records, the Proponent is not a record holder of the Company's common shares. The Proponent did not establish its eligibility at the time it submitted the Proposal, which is dated January 26, 2005, as is required by Rule 14a-(8)(b)(2). On January 31, 2005, we therefore sent, on behalf of the Company, a Rule 14a-8(f) notice to the Proponent, via both messenger and United States mail, notifying the Proponent that the Proposal did not comply with the provisions of Rule 14a-8(b) (the "Notification Letter"). A copy of the Notification Letter is attached as Exhibit B.

On February 11, 2005, the Company received a response letter, dated February 10, 2005, from the Proponent, attached to which was a letter, dated February 8, 2005, from the record holder of the shares of which the Proponent purports to be the beneficial owner, copies of which are attached hereto as Exhibit C (collectively, the "Response Letter"). The Response Letter purports to respond to the Company's request for verification of the Proponent's eligibility to submit the Proposal. The Response Letter does not establish the Proponent's eligibility to submit the Proposal, however, because the Proponent has identified itself as "Service Employees International Union" but the Response Letter identifies the beneficial owner of the Company's common shares as "SEIU General Fund."

The provisions of Rule 14a-8(b)(i) and 14a-8(f) require the Company to offer a potential proponent of a shareholder proposal the opportunity to correct a submission that does not comply with the regulations of those rules. Those rules, however, do not appear to require the Company to provide multiple notices to a potential proponent that repeatedly fails to comply with the rules. The Staff has demonstrated that it agrees with this assessment of the rules. In Question C(6) of Staff Legal Bulletin 14 (July 13, 2001), the Staff clarified that Rule 14a-8(f) permits a company to "exclude a proposal from its proxy materials due to eligibility or procedural defects" if the company provides the shareholder with written notice of the defects within 14 calendar days of receiving the proposal and the shareholder either fails to respond in a timely manner "or the shareholder timely responds but does not cure the eligibility or procedural defect(s)."

The Staff has made it clear that a company's 14a-8(f) notification to a potential proponent must provide sufficient information to permit the potential proponent to correct its non-complying submission. See, e.g., Bristol-Myers Squibb Company (available January 19, 2005). In Question C of Staff Legal Bulletin 14B (September 15, 2004), the Staff clarified that a company does not accomplish this when it simply "refers the shareholder proponent to rule 14a-8(b)" but fails to either "address the specific requirements of that rule" or "attach a copy of rule 14a-8(b)," in its correspondence to the potential proponent. The Company satisfied this requirement in its Notification Letter by stating that, because the Proponent is "not a record holder of the Company's common shares, Rule 14a-8 requires [the Proponent] to submit, at the time [the Proponent] submit[s its] proposal, evidence from the record holder that [the Proponent is] the beneficial owner of at least $2,000 of the Company's common shares and that [the Proponent has] held them for at least one year prior to January 26, 2005." Because the Proponent has not filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments thereto, the Company was not required to refer the Proponent to that alternate method of establishing its qualification and eligibility. In addition, the Company clearly informed the Proponent in the Notification Letter that its reply must be submitted to the Company "within 14 calendar days from the date of this letter, or by no later than close of business on February 14, 2005."

In this case, the Proponent has provided evidence that an organization with a similar name is the beneficial owner of 147 of the Company's approximately 99,738,954 outstanding common shares. While the Company supports the rights of its shareholders to submit shareholder proposals, the Company does not believe that it is appropriate or fair to other shareholders of the Company for the Company to be required to expend time and funds on multiple public communications with the Proponent, which is a group that has significant experience in the submission of shareholder proposals to multiple companies in repeat efforts to permit the Proponent to comply with the rules governing proper submission of shareholder proposals.

For these reasons, we believe that, as a result of the Proponent's failure properly to establish its eligibility to submit a shareholder proposal to the Company, the Company properly may exclude the Proposal from its Proxy Materials.

II. The Proposal Already Has Been Substantially Implemented (Rule 14a-8(i)(10))

The Company believes that the Proposal should be excluded from the Company's Proxy Materials pursuant to Rule 14a-8(i)(10) because, as described below, the Company already has substantially implemented the Proposal.

In reaching this determination, the Company has taken into account the Staff interpretations of Rule 14a-8(10), which establish that the Company may rely on that exclusion if the essential elements of the Proposal have been implemented, even if each and every element has not and will not be adopted. See, e.g., Johnson Controls, Inc. (available November 26, 2003); The Talbots Inc. (available April 5, 2002); and Texaco, Inc. (available March 28, 1991).

The Company's Compliance with Existing Regulatory Requirements Substantially Satisfies the Terms of the Proposal

The Company's common shares and preferred shares are listed for trading on the New York Stock Exchange (the "NYSE"), and the Company has registered these classes of shares under Section 12(b) of the Exchange Act, making the Company a "reporting company" and subject to the Commission's reporting and disclosure requirements for reporting companies.

As a result, the Commission regulates the Company's disclosures regarding related party transactions. Both the proxy rules and Form 10-K mandate that the Company disclose to the public the information required by Item 404 of Regulation S-K under the Securities Act of 1933, as amended (the "1933 Act"). This information is designed to elicit information about the relationships between the Company and any trust manager, executive officer or significant shareholder of the Company or of another company (for purposes of this discussion, these persons are collectively referred to as "management") with which the Company engages in transactions. Pursuant to Item 404 of Regulation S-K, the Company must disclose, subject to certain numeric thresholds, information about the following related party transactions or relationships, among others:

- transactions between the Company and its management (including the nature and amount of such transaction, the specific relationships between the Company and its management, and the nature and amount of management's interest in the transactions);

- business relationships between the Company and other companies to which the Company makes, or from which the Company receives, payments for property and services of a minimum value if any member of the Company's management also holds a management position with the other company or otherwise has a significant interest in the transaction;

- business relationships between management of the Company and entities that are debtors of the Company; and

- business relationships between management and the Company's counsel or accountant.

The information required by regulation covers the factual and numeric information, carefully defined by the Commission's regulations, that is necessary and appropriate to permit shareholders to consider the extent to which, in the opinion of the shareholders, Company insiders are benefiting from their relationship with the Company. In fact, the instructions to Item 404 direct the Company to analyze the need for disclosure by focusing on the materiality of an insider's interest in a transaction that involves the Company. Specifically, Item 404 instructs the Company to determine materiality by considering "the significance of the information to investors" in light of the particular circumstances.

In addition, NYSE rules require that a majority of the trust managers of the Company (and all of the members of the Audit Committee, the Governance Committee and the Compensation Committee) satisfy the NYSE's definition of "independent." This definition limits the kinds of relationships that the Company's independent trust managers may have, and the types of transactions that they may engage in, with the Company or its affiliates. Under the NYSE rules, not only must the Company disclose in its proxy statement or annual report to shareholders the number of its trust managers that are independent, it also must disclose the manner in which it has determined their independence (a process that necessarily includes evaluation of the relationships between the trust managers and the Company). Similarly, the Commission has promulgated rules requiring all members of the Company's Audit Committee to be independent and setting up standards that a trust manager must satisfy if he or she is to qualify as "independent" under these rules.

Through this regulation, the Company already is subject to comprehensive rules that govern disclosure of related party transactions, as defined by regulation, and require that this disclosure of related party transactions be provided annually to the Company's shareholders. As a result, the Company believes that the Proposal already has been substantially implemented.

The Company has Adopted Procedures and Rules of Conduct that Substantially Implement the Proposal

The Company historically has provided, in its annual proxy statement, information similar to that sought by the Proponent. In addition, the Company has adopted a number of policies, practices and procedures that address the issues raised by the Proposal. Through these mechanisms, the Company believes that it has substantially implemented the Proposal.

The Proposal seeks a "policy requiring annual disclosure in a separate report to shareholders" of specified information. The stated purpose of the Proposal is to make sure that the shareholders receive sufficient information to monitor "the process used to approve related party transactions and the safeguards employed to ensure such deals are in shareholders' interest."

As indicated in the preceding discussion, the Company provides information regarding related party transactions to its shareholders on an annual basis. In addition, the Company already has adopted policies governing related party transactions that apply not only to its senior executives and trust managers but also to its officers and employees. The Company has appointed committees of its Board of Trust Managers that, by their charters, are required to implement, oversee and review these policies, and that already have done so. For example:

- The Governance Committee, which is a Board committee composed solely of independent trust managers, has adopted a charter that includes detailed conflict of interest policies and procedures. Among other matters, the charter provides that "Each Trust Manager has both a fiduciary duty and a duty of loyalty to the Company and its shareholders and shall avoid actual or potential conflicts of interest... ." The charter also requires each Trust Manager to report immediately to the Board any "actual or potential" conflict of interest that develops so that the Board may evaluate the situation. Further, if any "significant and potentially ongoing conflict," develops, the charter requires that the Trust Manager resign unless the conflict is resolved.[1]

- In addition, the Company has adopted a Code of Business Conduct governing all trust managers, officers and employees of the Company that specifically addresses the issue of conflicts of interest.[2] Among other provisions, the Code of Business Conduct provides that "All employees, and all entities in which an employee is an officer or director or has a significant or controlling ownership interest, are expected to deal with the Company on an arm's-length basis. All transactions between the Company and any such employees or entities should be approved in advance by the Audit Committee and, when approved by the Audit Committee, should be promptly disclosed to the entire Board." The Code requires involvement of another committee of the Board, the Audit Committee. Like the Governance Committee, the Audit Committee is composed solely of independent trust managers, and it is that committee that determines whether a conflict of interest exists and, if so, how the conflict is to be handled.

The number of related party transactions and relationships in which the Company participates has decreased steadily as the Company has worked conscientiously to eliminate these types of relationships. The Company's Board has reviewed all proposed related party transactions that would involve a member of senior management,

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1 The Governance Committee charter is available on the Company's web site at http://www.crescent.com/invsrela/corpgov/cbc.asp.

2 The Company's Code of Business Conduct is available on the Company's web site at http://www.crescent.com/invsrela/corpgov/cbc.asp.

a trust manager or other affiliate. In accordance with the company's Code of Business Conduct and various of its related policies, no such transaction has occurred or in the future will occur without approval of the Board or an appropriate Board committee consisting solely of independent trust managers. When the Board or a committee of the Board considered it appropriate, the Board or committee has obtained advice or reports of separate counsel, third-party analysts or investment bankers, or independent appraisals.

The Board or an appropriate independent Board committee also reviews all related party transactions at least annually in connection with its review and approval of the proxy statement. The Company's proxy statement specifically states at the conclusion of its discussion of any related party transactions that "Management believes that the foregoing transactions are on terms no less favorable than those that could have been obtained in comparable transactions with unaffiliated parties."[3]

The Company takes seriously its obligation to act in the best interest of the shareholders, as evidenced by the policies and procedures it currently has in place and by its historical actions. The Company does not believe, however, that the Board could, in good conscience, recommend approval of the Proposal by shareholders. The scope of both the Proposal's disclosure requirements and the exceptions from those requirements is so broad that it is unclear, an issue that is discussed in more detail in Parts III and IV of this letter. It seeks to micromanage the Company's operations (see the discussion in Part III). The amount of time necessary to determine if a transaction must be included in, or should be excluded from, the required report is likely to be substantial, for the reasons discussed below. In addition, the Company does not believe that there is a need for a "separate report," as the report will either be in conflict with the proxy statement disclosure or will provide duplicate disclosure. The Company already discloses related party transactions, to the extent required by applicable rules and regulations, on an

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[3] Although the language of the proxy refers to "Management's" belief, in line with general proxy statement usage, such statements can be included in the Company's proxy statement only based on a decision by the independent board members that related party transactions are "are on terms no less favorable than those that could have been obtained in comparable transactions with unaffiliated parties."

annual basis to the shareholders, and the time and expense involved in preparing and distributing a separate report are not, in the opinion of the Company, warranted.

In determining whether or not the Company has "substantially implemented" the Proposal, the Staff has stated that the answer turns on whether the policies, practices, and procedures that the Company has implemented "compare favorably with the guidelines of the proposal." Release No. 34-20091 (August 16, 1983); Texaco, Inc. (available March 28, 1991). The Company is not required under Rule 14a-(i)(10) to "fully effect" the Proposal by implementing each and every element of the Proposal. The purpose of the Rule 14a-8(i)(10) exemption is to avoid requiring shareholders to consider matters on which management has already acted favorably. Release No. 34-12598 (July 7, 1976). As a result, the Staff has concluded that a proposal has been "substantially implemented" when the "essential elements" of the proposal have been implemented.

The Company has in place policies, practices and procedures sufficient to address the essential elements of the Proposal. It has both a Governance Committee Charter and a Code of Business Conduct that discourage related party transactions involving anyone associated with the Company and require reporting of any potential related party transaction and approval by the full Board or by a committee of the Board (either the Governance Committee or the Audit Committee) composed solely of independent trust managers. The full Board (a majority of whose members are independent) reviews, approves and monitors all related party transactions in connection with its review of the Company's annual proxy statement. The Company also has a record of working to eliminate any situation involving a conflict of interest.

As discussed in detail in Parts III and IV of this letter, the Company believes that the scope of the disclosure requested is overreaching, vague and indefinite. The Commission has established rules governing the circumstances in which related party transactions must be disclosed, and the Company believes that disclosure of those matters should be sufficient.

For these reasons, the Company believes that it has implemented the essential elements of the Proposal, and that it properly may exclude the Proposal in accordance with Rule 14a-8(i)(10).

III. The Proposal Deals with a Matter Relating to the Company's Ordinary Business Operations (Rule 14a-8(i)(7))

The Proposal properly may be omitted pursuant to Rule 14a-8(i)(7), which allows a company to exclude shareholder proposals from its proxy materials "if the proposal deals with a matter relating to the company's ordinary course of business operations." Although the Proposal purports to address only policy-related matters, its scope in fact extends to matters relating to the Company's ordinary business and, therefore, is properly excludable.

The Staff has stated that the policy underlying the ordinary business operations exclusion is to "confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Proxy Release"). In the 1998 Proxy Release, the Staff also recognized that "certain tasks are so fundamental to management's ability to run a company on a day-to-day basis" that they are not proper subjects for shareholder proposals.

Through the no-action process, the Staff has established a record of the types of matters that generally represent part of a company's ordinary business operations. Proposals that traditionally fall into this category include those that relate to hiring, promoting, managing and compensating a company's workforce. See, e.g., ConAgra Foods, Inc. (available July 19, 2002); Wal-Mart Stores (available April 10, 1992); and Kohl's Corp. (available March 18, 1997).

The 1998 Proxy Release states that the excludability of a proposal under the "ordinary business" standard must be determined on a case-by-case basis based primarily on the nature of the proposal (whether, as a practical matter, the matter in issue could be subject to direct shareholder oversight) and the nature of the company to which it relates (whether the proposal seeks to "micro-manage" the company).

In the Proposal, Proponent purports to address policy concerns of the shareholders (specifically, the shareholders' ability to monitor the Company's process used to approve related party transactions), but the scope of the Proposal extends beyond these policy concerns to address ordinary business matters. By requesting that the

Company's Board of Trust Managers annually disclose "in a separate report to shareholders" specified information relating to "each transaction between ... [the Company] and any executive officer or director," the Proposal seeks to micro-manage the Company and seeks to obtain information about ordinary business operations of the Company (specifically, information relating to ordinary matters of compensation). Although the Proposal limits its request to members of senior management and the Company's "trustees" (presumably, intended to be a reference to the Company's "trust managers") in an attempt to fall within the series of no-action letters that provide that the compensation of executive officers is a policy issue rather than a part of a company's ordinary operations, the Proposal fails to achieve this goal for the reasons discussed below.

In addition, as discussed in more detail below, it is well-established that a proposal that relates even in part to ordinary business matters may be excluded in its entirety even though the proposal also addresses matters outside the scope of the Company's ordinary business operations.

The Proposal is not Limited to Matters of Executive Compensation

The Staff has recognized that matters relating solely to "executive compensation" cannot be considered "ordinary business" matters excludable under Rule 14a8(i)(7). See Reebok International Limited (March 16, 1992) (stating that proposals relating to senior executive compensation can no longer be considered matters of ordinary business). The Proposal, however, goes well beyond matters of executive compensation.

Although proposals relating solely to "executive compensation" may not be excluded under Rule 14a-8(i)(7) as ordinary business matters, the Staff has continued to allow the exclusion of proposals relating to "general compensation issues" (those matters not solely restricted to "senior executive compensation"). See, e.g., Ascential Software Corporation (available April 4, 2003); Lucent Technologies Inc. (available November 6, 2001); and Minnesota Mining and Manufacturing Co. (available March 4, 1999).

Pursuant to the Proposal, the Proponent seeks to monitor not only benefits to executive officers, but also transactions with the Company's trust managers, all but three of whom are "independent" under applicable Commission and NYSE rules.

Because the Proposal extends beyond transactions that might be deemed to be executive compensation, it does not qualify as a proposal relating to executive compensation that cannot be excluded under Rule 14a-8(i)(7)

The Proposal Relates to General Shareholder Communications Procedures

The Company also believes that the request for a separate report, with a separate distribution to shareholders, violates Rule 14a-8(i)(7) in that it relates to ordinary business operations of the Company (specifically, the scope of the information required and the Company's right to determine, subject to applicable law, when, how and to what extent it wishes to communicate with its shareholders). These portions of the Proposal properly can be excluded. When portions of a proposal properly may be excluded on a basis other than Rule 14a-8(i)(10), the Company need only establish that it has substantially implemented the remainder of the proposal. See Exxon Corp. (available February 28, 1992). Even if these portions of the Proposal are not excluded, the Company has substantially implemented the Proposal because it has implemented the essential elements of the Proposal, as discussed in detail in Part II of this letter.

The Company already reports to its shareholders on an annual basis, in its annual proxy statement, on transactions between the Company and its executive officers and trust managers. The information about these matters complies with existing Commission rules on the topic. In addition, the Company's periodic reports on Form 10-Q and Form 10-K contain information about transactions between the Company and its executive officers and trust managers. Both the proxy statement and all of its periodic reports are available to the Company's shareholders on the Company's web site.

It has been clearly established that the Company is entitled, as part of its ordinary business operations, to determine the means by which it will communicate with its shareholders and the times at which it will do so. The Proposal seeks to dictate the manner in which the Company will communicate with shareholders with regard to related party transactions. Thus, even if the Proposal were not excludable for the other reasons discussed in this Part III, the Proposal would be excludable under Rule 14a-8(i)(7) because it relates to procedures for communicating with shareholders, which consistently has been viewed as part of a company's ordinary business operations. See, e.g., Advanced Fibre Communications, Inc. (available March 10, 2003); PeopleSoft, Inc. (available March 14, 2003); and Chevron Corp. (available February 8, 1998).

The Proposal Seeks to "Micro-Manage" the Company

Even if the Proposal were viewed as relating solely to policy issues, the Company still is entitled to exclude the Proposal under Rule 14a-8(i)(7). The Staff has made it clear that a proposal may be excluded pursuant to Rule 14a-8(i)(7) if the proposal seeks to "micro-manage the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment," listing as an example a situation in which a proposal "seeks intricate detail." Release No. 34-40018 (May 21, 1998). The Proposal is this type of properly excludable proposal.[4]

Because the Proposal Fails to Adequately Limit the Nature of the Communication Sought with respect to Ordinary Business, It May Be Excluded

It is well-settled that a proposal that relates even in part to ordinary business matters may be excluded in its entirety, even though the proposal also addresses matters outside the scope of the Company's ordinary business operations. Recently, the Staff again addressed this issue in its report entitled "Review of the Proxy Process Regarding the Nomination and Election of Directors" (the "Proxy Process Report") (available July 15, 2003).

The Staff consistently has taken the position that a proposal may be excluded in its entirety if part of the proposal relates to ordinary business even when the remainder of the proposal relates to matters other than ordinary business. See, e.g., E*Trade Group, Inc. (available October 31, 2000) (granting no-action relief to exclude an entire proposal where two out of four of the mechanisms suggested therein implicated ordinary business matters); Associated Estates Realty Corp. (available March 23, 2000); ConAgra Foods, Inc. (available July 19, 2002); M&F Worldwide Corp. (available March 29, 2000); The Warnaco Group, Inc. (available March 12, 1999); Wal-Mart Stores, Inc. (available March

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4 By requesting disclosure of "each transaction" between the Company and any executive officer or director, the Proposal seeks excessive and intricate detail regarding complex matters about which shareholders as a group are not in a position to make an informed judgment at the annual meeting.

15, 1999); Kmart Corporation (available March 12, 1999); and Z-Seven Fund, Inc. (available November 3, 1999).

Although the Proposal excludes disclosure of "purchases subject to usual trade terms . . . ordinary travel and expense payments and . . . other transactions in the ordinary course of business," there is no standard by which the Company is to determine which related party transactions, other than ordinary travel and expense reimbursements, should be considered to be in the ordinary course of business. Inasmuch as the Company now requires Board approval of all related party transactions, the Proposal appears to require disclosure of some more limited group of transactions, but does not explain which related party transactions should be disclosed.

The Company believes that disclosure of related party transactions is structured on the assumption that related party transactions are, by their nature, not in the ordinary course of business. It is possible that, by calling for disclosure of all related party transactions with executive officers or trust managers, other than "transactions in the ordinary course of business," the Proposal is requesting disclosure only of those matters for which disclosure already is required by the proxy rules. Because the language of the Proposal differs from the proxy rules, however, there is no way to determine how to apply it to specific cases. For example, the Company has no way of knowing that purchases are "subject to usual trade terms," for example, as the phrase "trade terms" does not have an accepted meaning under the securities laws. This language would imply that if an officer purchased real estate from the Company "subject to usual trade terms," the purchase would not be disclosable, but this result is not a reasonable one.

To the extent that the Proposal calls for disclosure of some group of related party transactions that is more limited than those for which proxy disclosure is required, the Company does not believe that such partial disclosure is appropriate because it would be likely to mislead shareholders by appearing to disclose all related party transactions and because it already would have been substantially implemented by the Company. To the extent that the Proposal calls for disclosure of more related party transactions than are disclosed in the proxy statement, (i) the Proposal would appear to call for disclosure of matters that, by application of the proxy rules, would be considered to be in the ordinary course of business, and would therefore be excludable, and (ii) the Company does not have a way of determining, and cannot speculate as to, which transactions would be covered by the Policy. To the extent that the Company would voluntarily include such additional transactions, as are disclosed under the proxy rules, the report would be duplicative and a waste of time and effort.

IV. The Proposal is Vague and Indefinite and Should Be Excluded (Rule 14a-8(i)(3) and Rule 14a-9)

Rule 14a-8(i)(3) allows a proposal to be omitted if the proposal or its supporting statement is contrary to the proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. The Staff has consistently taken the position that shareholder proposals that are vague and indefinite are excludable under Rule 14a-8(i)(3) as inherently misleading because neither the company's shareholders nor its board of directors would be able to determine, with any reasonable amount of certainty, what action or measures would be taken if the proposal were implemented. See, e.g., Eastman Kodak Company (available March 3, 2003); General Electric Company (available January 23, 2003); Alcoa Inc. (available December 24, 2002); Bristol-Myers Squibb Co. (available February 1, 1999); Archer-Daniels-Midland Company (available June 21, 1991); and Ford Motor Co. (available February 26, 1980). In voting on the Proposal, one shareholder may believe that approval of the Proposal will produce a result that is wholly different than the result the Proponent anticipates or that the Board understands to have been approved.

There also is judicial precedent consistent with this standard for excludability. See, e.g., *Dyer v. Securities and Exchange Commission, 287 F.2d 773, 781 (8th Cir. 1961)* (upholding exclusion of a proposal that is "so vague and indefinite" that neither the board nor the shareholders would be able to understand what the proposal would involve) and *NYC Employees' Retirement System v. Brunswick Corp., 789 F. Supp. 144, 146 (S.D.N.Y. 1992)* (stating that shareholders are entitled to know precisely what constitutes the scope of any proposal on which their vote is requested).

The Proposal is vague and indefinite in that it fails to:

- define critical terms;
- provide guidance on the generic terms and concepts that the Proposal identifies as part of the policy to be adopted by the Board of Trust Managers; and

- provide guidance as to whether the policy to be adopted is solely that specified in the Proposal.

More specifically, the Proposal is vague and indefinite in the following fundamental respects.

1. The Proposal does not define "transactions in the ordinary course of business," the exclusion of which would either cause the Proposal to be equivalent to the SEC proxy rules, or would cause it to require more or less disclosure than the proxy rules, thereby confusing or misleading shareholders.

2. The Proposal does not indicate what purchases would be "subject to usual trade terms," as the phrase "trade terms" does not have an accepted meaning under the securities laws. It is not reasonable, for example, to conclude that the Proposal means to exclude even a substantial purchase from the Company if the purchase was "subject to usual trade terms," yet that is the effect of the Proposal.

3. The Proposal urges the Board to implement a "policy requiring annual disclosure ... ." The Proposal does not indicate what would be included in such a "policy" that is not already included in the Company's Code of Business Conduct and other policies, or required by the proxy rules, and the Company is unable to speculate about what such a policy would cover.

4. The Proposal does not specify what is intended by the requirement of a "separate report." Can the report be included in other information already supplied to shareholders, such as the proxy statement, but under a separate heading, or must it be a separate document?

5. The Proposal does not specify what type of distribution of the separate report is anticipated. The Proposal states only that "annual disclosure in a separate report to shareholders" must be made. Is it sufficient to post the information to the Company's web site or is a separate mailing, in which street name holders will be required to forward the information to beneficial owners, required?

The Proposal is no less vague and indefinite than proposals that the Staff has permitted issuers to exclude in their entirety in the past two years. See, e.g., Otter Tail Corporation (available January 12, 2004); Capital One Financial Corporation (available February 7, 2003); and General Electric Company (available February 5, 2003). Further, the Supporting Statement contained within the Proposal provides little, if any, interpretive guidance as to the intention of the vague and indefinite language of the shareholder resolution to be voted upon under the Proposal.

Although the Proponent and the shareholders are entitled to expect the Board to act reasonably in interpreting any vague or indefinite provision in the Proposal, the many vague and indefinite provisions in the Proposal make it potentially misleading to the Company's shareholders on an overall basis and, therefore, justify the exclusion of the entire Proposal. The Staff traditionally has permitted the exclusion of an entire proposal if, as is the case with the Proposal, "it is unclear exactly what action any shareholders voting for the proposal would expect the company to take" or if "it is unclear what action the company would be required to take if the proposal were adopted." See, e.g., Occidental Petroleum Corp. (available February 11, 1991). In addition, the Staff has made it clear that a proposal "that will require detailed and extensive editing in order to bring ... [it] into compliance with the proxy rules" may justify the exclusion of the entire proposal. See Division of Corporation Finance: Staff Legal Bulletin No. 14 (published July 13, 2001) ("Staff Legal Bulletin No. 14"). Because the Proposal is vague and indefinite, the Company's reasonable efforts to implement the Proposal may contravene the intentions of the shareholders that voted for the Proposal. See, e.g., Puget Energy, Inc. (available March 7, 2002); IDACORP, Inc. (available September 10, 2001); Revlon, Inc. (available March 13, 2001); Jos. Schlitz Brewing Company (available March 21, 1977). The Company believes, therefore, that the Proposal properly should be excluded under Rule 14a-8(i)(3).

V. The Proposal Contains Statements that are False and Misleading (Rule 14a-8(i)(3) and Rule 14a-9)

The Proposal contains numerous statements that are false and misleading. In Staff Legal Bulletin No. 14, published on July 13, 2001, the Staff discusses the rationale for permitting exclusion of shareholder proposals that will "require detailed and extensive editing in order to bring them into compliance with the proxy rules." An editing process of this type is time-consuming for the Staff, which has only limited resources. In addition, Staff Legal Bulletin No. 14 points out that a requirement that the Staff spend time even reviewing shareholder proposals with "obvious deficiencies in terms of accuracy, clarity or relevance" does not improve the process or benefit the majority of those participating in the proxy process. It simply "diverts resources" away from analyzing the principal, or core, issues under Rule 14a-8.

The Proposal also makes several assertions that are phrased as factual statements but actually represent the Proponent's own opinion, which the Proponent has not substantiated. The Staff consistently has taken the position that presenting an opinion as a fact is misleading and impermissible under Rule 14a-9. See, e.g., Dillard's Inc. (available March 10, 2003); General Electric Company (available January 24, 2003); Tyco Int'l Ltd. (available December 16, 2002).

In the first paragraph of the supporting statement, the Proponent states that related party transactions may "inflate earnings or distort financial results." The Proponent provides no explanation of how this is possible nor any mention of the fact that any such inflation or distortion would itself violate various Commission rules prohibiting false and misleading statements or the omission of information, without which, another statement is false and misleading. The statement also contains the false and misleading implication that the Company has engaged in related party transactions that have had the effect of inflating earnings or distorting financial results. The Company believes that this entire statement should be removed.

In the second paragraph of the supporting statement, Proponent quotes a statement of Richard Breeden regarding WorldCom for the proposition that the existence of any related party transaction represents poor governance and lack of independent oversight. Given the wide range of perfectly appropriate transactions with management that are required or permitted in the normal course of any company's business, this statement is clearly false and misleading. Further, as demonstrated by the discussion in Part III above, all of the related party transactions involving the Company have been approved by the independent trust managers and are monitored by them. Accordingly, the quote should be omitted.

In the third paragraph of the supporting statement, the Proponent states that "Crescent has engaged in dozens of related party transactions over the past several years." This is simply not true. In the past year, for example, Crescent engaged in no material related party transactions with executive officers or trust managers. The statement in the third paragraph, that "in the week before the Sarbanes-Oxley Act took effect and prohibited such loans, Crescent lent $4.7 million to its CEO . . ." is entirely false. The reference to Crescent's 1997 acquisition of psychiatric hospitals from Magellan Health Services, "in which Crescent chairman Richard Rainwater owned a 19% stake," not only is so old as to bear little relevance to the present, but describes a transaction *that would not be addressed by the Proposal,* since the purchase of the psychiatric hospitals was not a transaction with Mr. Rainwater. It should be deleted.

Similarly, the fourth paragraph refers to an investment "by an affiliate in G2 Opportunity Fund, LP, which is managed and controlled by an entity that is owned equally by GMSP and another company. Crescent chairman Richard Rainwater owns an approximately 86% limited partnership interest and 14% general partnership interest in GMSP." Once again, the transaction described took place so long ago, in 1998, as to lack current relevance, and the fact that it was with a company that is 50% owned by a company controlled by Mr. Rainwater would mean that it, like the Magellan transaction, *would not be addressed by the Proposal.*

VI. Conclusion

For the foregoing reasons, we respectfully request that the Staff concur in our opinion that the Proposal may be properly omitted from the Proxy Materials and confirm that it will not recommend any enforcement action if the Proposal is omitted from the Proxy Materials.

The Company presently expects to file its definitive Proxy Materials with the Commission on or about April 11, 2005. Accordingly, the Company requests that the Staff grant a waiver from the requirement of Rule 14a-8(j) that this letter be submitted to the Staff and the Proponent not less than 80 calendar days before the Company expects to file its definitive Proxy Materials with the Commission. The Company is requesting this waiver in order to allow time for printing and mailing of the Proxy Materials and still retain a solicitation period of approximately 40 days. The Company's common shares are primarily held in "street name" through various brokers on behalf of the beneficial owners. The Company believes that a shorter solicitation period will not allow sufficient time for the majority of the beneficial owners to receive the Proxy Materials, consider the proposals, and submit their proxy or make arrangements to attend the 2005 Annual

Meeting in person. If the Staff requires the Company to include the Proposal, the longer solicitation period is even more important because the brokers will not have authority to vote the shares of a beneficial owner on the Proposal. Only the beneficial owners will have the right to vote on the Proposal, and the Company expects to recommend a vote against the Proposal. For these reasons, it will be difficult for the Proponent to obtain the vote required to approve the Proposal unless the solicitation period is longer than the approximately 15 days available without the waiver or the 10 days permitted under state law. In addition, permitting the Company to file its definitive Proxy Materials by April 11, 2005 will permit the Company to save its shareholders the expense that the Company otherwise will incur as a result of the need to prepare and file an amendment to its Form 10-K for the year ended December 31, 2004, in addition to preparing, filing and distributing its Proxy Materials. The Company therefore respectfully requests that the Staff waive the 80-day requirement of Rule 14a-8(j) by permitting the Company to file its definitive Proxy Materials 61 days after the date of this letter.

If you have any questions with respect to the foregoing or if you need any additional information, please do not hesitate to telephone me at 202.663.8136. If for any reason the Staff does not agree with the conclusions expressed herein, we would appreciate the opportunity to confer with the Staff before issuance of its response.

Thank you for your prompt attention to this matter.

Sincerely,



Robert B. Robbins

Enclosures

cc: Anna Burger, International Secretary-Treasurer of Service Employees International Union

ShawPittman LLP
A Limited Liability Partnership Including Professional Corporations

March 2, 2004


SEC MAIL PROCESSING
RECEIVED
MAR 0 2 2004
WASH, D.C. 183 SECTION

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal of Service Employees International Union

Ladies and Gentlemen:

Our client, Crescent Real Estate Equities Company, a Texas real estate investment trust (the "Company"), has received from Service Employees International Union (the "Proponent") a shareholder proposal and supporting statement in the form attached to this letter as Exhibit A (the "Proposal") for inclusion in the Company's proxy statement and form of proxy for its 2004 Annual Meeting of Shareholders (the "Proxy Materials"). The Company believes that it properly may omit the Proposal from the Proxy Materials for the reasons discussed in this request letter.

On behalf of the Company, we respectfully request confirmation that the staff members of the Division of Corporation Finance (the "Staff") will not recommend any enforcement action to the Securities and Exchange Commission (the "Commission") if the Company excludes the Proposal from its Proxy Materials, in reliance on those provisions of Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), discussed below.

Pursuant to Rule 14a-8(j) under the Exchange Act, we have enclosed, on behalf of the Company, six (6) copies of this request letter and its attachments. As also required by Rule 14a-8(j), we are sending today a copy of this letter and its attachments to the Proponent as notice of the Company's intention to omit the Proposal from the Proxy Materials.

The Proposal

The Proposal urges the Board of Trust Managers (the "Board") of the Company to implement a comprehensive policy governing related party transactions that requires annual disclosure to the Company's shareholders, in a separate report, of certain information relating to each transaction between the Company and any executive officer or director of the Company.

Bases for Exclusion of Proposal from Proxy Materials

The Company believes that it properly may exclude the Proposal from the Proxy Materials pursuant to the following rules.

2300 N Street, NW Washington, DC 20037-1128 | 202.663.8000 Fax: 202.663.8007 | www.shawpittman.com | Washington, DC Northern Virginia New York Los Angeles London

1. Rule 14a-8(i)(10) because the Company has already substantially implemented the Proposal;

2. Rule 14a-8(i)(7) because the Proposal deals with a matter relating to the Company's ordinary business operations;

3. Rule 14a-8(i)(3) because the Proposal is vague and indefinite; and

4. Rule 14a-8(i)(3) because the Proposal contains statements that are false and misleading.

I. The Proposal Already Has Been Substantially Implemented (Rule 14a-8(i)(10))

The Company believes that the Proposal should be excluded from the Company's Proxy Materials pursuant to Rule 14a-8(i)(10) because, as described below, the Company already has substantially implemented the Proposal.

In reaching this determination, the Company has taken into account the Staff interpretations of Rule 14a-8(10), which establish that the Company may relay on that exclusion if the essential elements of the Proposal have been implemented, even if each and every element has not and will not be adopted. See, e.g., Johnson Controls, Inc. (available November 26, 2003); The Talbots Inc. (available April 5, 2002); and Texaco, Inc. (available March 28, 1991).

The Company's Compliance with Existing Regulatory Requirements Substantially Satisfies the Terms of the Proposal

The Company's common shares and preferred shares are listed for trading on the New York Stock Exchange (the "NYSE"), and the Company has registered these classes of shares under Section 12(b) of the Exchange Act, making the Company a "reporting company" and subject to the Commission's reporting and disclosure requirements for reporting companies.

As a result, the Commission regulates the Company's disclosures regarding related party transactions. Both the proxy rules and Form 10-K mandate that the Company disclose to the public the information required by Item 404 of Regulation S-K under the Securities Act of 1933, as amended (the "1933 Act"). This information is designed to elicit information about the relationships between the Company and any trust manager, executive officer or significant shareholder of the Company or of another company (for purposes of this discussion, these persons are collectively referred to as "management") with which the Company engages in transactions. Pursuant to Item 404 of Regulation S-K, the Company must disclose, subject to certain numeric thresholds, information about the following related party transactions or relationships, among others:

- transactions between the Company and its management (including the nature and amount of such transaction, the specific relationships between the Company and its management, and the nature and amount of management's interest in the transactions);

- business relationships between the Company and other companies to which the Company makes, or from which the Company receives, payments for property and services of a minimum value if any member of the Company's management also holds a management position with the other company or otherwise has a significant interest in the transaction;

- business relationships between management of the Company and entities that are debtors of the Company; and

- business relationships between management and the Company's counsel or accountant.

The information required by regulation covers the factual and numeric information, carefully defined by the Commission's regulations, that is necessary and appropriate to permit shareholders to consider the extent to which, in the opinion of the shareholders, Company insiders are benefiting from their relationship with the Company. In fact, the instructions to Item 404 direct the Company to analyze the need for disclosure by focusing on the materiality of an insider's interest in a transaction that involves the Company. Specifically, Item 404 instructs the Company to determine materiality by considering "the significance of the information to investors" in light of the particular circumstances.

In addition, in coordination with, and with the approval of, the Commission, the NYSE recently promulgated rules that require a majority of the trust managers of the Company (and all of the members of the Audit Committee, the Governance Committee and the Compensation Committee) to satisfy the NYSE's definition of "independent." This definition limits the kinds of relationships that the Company's independent trust managers may have, and the types of transactions that they may engage in, with the Company or its affiliates. Under the NYSE rules, not only must the Company disclose in its proxy statement or annual report to shareholders the number of its trust managers that are independent, it also must disclose the manner in which it has determined their independence (a process that necessarily includes evaluation of the relationships between the trust managers and the Company). Similarly, the Commission has promulgated rules requiring all members of the Company's Audit Committee to be independent and setting up standards that a trust manager must satisfy if he or she is to qualify as "independent" under these rules.

Through this regulation, the Company already is subject to comprehensive rules that govern disclosure of related party transactions, as defined by regulation, and require that this disclosure of related party transactions be provided annually to the Company's shareholders. As a result, the Company believes that the Proposal already has been substantially implemented.

The Company has Adopted Procedures and Rules of Conduct that Substantially Implement the Proposal

The Company historically has provided, in its annual proxy statement, information similar to that sought by the Proponent. In addition, the Company has adopted a number of policies, practices and procedures that address the issues raised by the Proposal. Through these mechanisms, the Company believes that it has substantially implemented the Proposal.

The Proposal seeks a "comprehensive policy governing related party transactions" that "requires annual disclosure in a separate report to shareholders" of specified information. The stated purpose of the Proposal is to make sure that the shareholders receive sufficient information to conclude independently that the Company has taken the steps necessary to ensure that any transaction between the Company and an executive officer or trust manager was "in Crescent's best interest and on arm's length terms."

As indicated in the preceding discussion, the Company provides information regarding related party transactions to its shareholders on an annual basis. In addition, the Company already has adopted policies governing related party transactions that apply not only to its senior executives and trust managers but also to its officers and employees. The Company has appointed committees of its Board of Trust Managers that, by their charters, are required to implement, oversee and review these policies, and that already have done so. For example:

- The Governance Committee, which is a Board committee composed solely of independent trust managers, has adopted a charter that includes detailed conflict of interest policies and procedures. Among other matters, the charter provides that "Each Trust Manager has both a fiduciary duty and a duty of loyalty to the Company and its shareholders and shall avoid actual or potential conflicts of interest… ." The charter also requires each Trust Manager to report immediately to the Board any "actual or potential" conflict of interest that develops so that the Board may evaluate the situation. Further, if any "significant and potentially ongoing conflict," develops, the charter requires that the Trust Manager resign unless the conflict is resolved.[1]

- In addition, the Company has adopted a Code of Business Conduct governing all trust managers, officers and employees of the Company that specifically addresses the issue of conflicts of interest.[2] Among other provisions, the Code of Business Conduct provides that "All employees, and all entities in which an employee is an officer or director or has a significant or controlling ownership interest, are expected to deal with the Company on an arm's-length basis. All transactions between the Company and any such employees or entities should be approved in advance by the Audit Committee and, when approved by the Audit Committee, should be promptly disclosed to the entire Board." The Code requires involvement of another committee of the Board, the audit Committee. Like the Governance Committee, the Audit Committee is composed solely of independent trust managers, and it is that committee that determines whether a conflict of interest exists and, if so, how the conflict is to be handled.

- When the Company created a new entity, Crescent Operating, Inc. ("Crescent Operating"), in 1997 to serve as tenant of certain of the Company's properties, and distributed shares of Crescent Operating to the Company's shareholders, the Company formed an Intercompany Evaluation Committee consisting solely of independent board members who were also independent of Crescent Operating, for the purpose of reviewing, analyzing and confirming or denying all material transactions between the Company and Crescent Operating. The Intercompany Evaluation Committee continues to meet to review and analyze new and ongoing transactions between the Company and Crescent Operating.

The number of related party transactions and relationships in which the Company participates has decreased steadily as the Company has worked conscientiously to eliminate these types of relationships. The Company's Board has reviewed all proposed related party transactions that would involve a member of senior management, a trust manager or other affiliate. In accordance with the company's Code of Business conduct, no such transaction has occurred or in the future will occur without approval of the Board or an appropriate Board

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[1] The Governance Committee charter is available on the Company's web site at http://www.crescent.com/invsrela/corpgov/cbc.asp.

[2] The Company's Code of Business Conduct is available on the Company's web site at http://www.crescent.com/invsrela/corpgov/cbc.asp.

committee consisting solely of independent trust managers. When the Board or a committee of the Board considered it appropriate, the Board or committee has obtained advice or reports of separate counsel, third-party analysts or investment bankers, and independent appraisals.

The Board or an appropriate independent Board committee also reviews all related party transactions at least annually in connection with its review and approval of the proxy statement. Although the Proposal states that shareholders cannot tell from the proxy disclosures whether the transactions were evaluated to "ensure they were ... on arm's length terms," the Company's proxy statement specifically states at the conclusion of its discussion of any related party transactions that "Management believes that the foregoing transactions are on terms no less favorable than those that could have been obtained in comparable transactions with unaffiliated parties."[3]

The Company takes seriously its obligation to act in the best interest of the shareholders, as evidenced by the policies and procedures it currently has in place and by its historical actions. The Company does not believe, however, that the Board could, in good conscience, recommend approval of the Proposal by shareholders. The scope of the Proposal is so broad that it is unclear, an issue that is discussed in more detail in Parts II and III of this letter. It contains no standard of reasonableness and seeks to micromanage the Company's operations (see the discussion in Part II). The amount of time necessary to comply with the Proposal's demands for a separate report relating to "each transaction" involving any trust manager or executive officer is likely to be very high for the reasons discussed below. In addition, the Committee does not believe that there is a need for a "separate report." The Company already discloses related party transactions, to the extent required by applicable rules and regulations, on an annual basis to the shareholders, and the time and expense involved in preparing and distributing a separate report are not, in the opinion of the Committee, warranted.

In determining whether or not the Company has "substantially implemented" the Proposal, the Staff has stated that the answer turns on whether the policies, practices, and procedures that the Company has implemented "compare favorably with the guidelines of the proposal." Release No. 34-20091 (August 16, 1983); Texaco, Inc. (available March 28, 1991). The Company is not required under Rule 14a-(i)(10) to "fully effect" the Proposal by

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[3] Although the language of the proxy refers to "Management's" belief, in line with general proxy statement usage, such statements can be included in the Company's proxy statement only based on a decision by the independent board members that related party transactions are "are on terms no less favorable than those that could have been obtained in comparable transactions with unaffiliated parties."

implementing each and every element of the Proposal. The purpose of the Rule 14a-8(i)(10) exemption is to avoid requiring shareholders to consider matters on which management has already acted favorably. Release No. 34-12598 (July 7, 1976). As a result, the Staff has concluded that a proposal has been "substantially implemented" when the "essential elements" of the proposal have been implemented.

The Company has in place policies, practices and procedures sufficient to address the essential elements of the Proposal. It has both a Governance Committee Charter and a Code of Conduct that discourage related party transactions involving anyone associated with the Company and require reporting of any potential related party transaction and approval by the full Board or by a committee of the Board (either the Governance Committee or the Audit Committee) composed solely of independent trust managers. The full Board (a majority of whose members are independent) reviews, approves and monitors all related party transactions in connection with its review of the Company's annual proxy statement. The Company also has a record of working to eliminate any situation involving a conflict of interest.

As discussed in detail in Parts II and III of this letter, the Company believes that the scope of the disclosure requested is overreaching, vague and indefinite. The Commission has established rules governing the circumstances in which related party transactions must be disclosed, and the Company believes that disclosure of those matters should be sufficient.

For these reasons, the Company believes that it has implemented the essential elements of the Proposal, and that it properly may exclude the Proposal in accordance with Rule 14a-8(i)(10).

II. The Proposal Deals with a Matter Relating to the Company's Ordinary Business Operations (Rule 14a-8(i)(7))

The Proposal properly may be omitted pursuant to Rule 14a-8(i)(7), which allows a company to exclude shareholder proposals from its proxy materials "if the proposal deals with a matter relating to the company's ordinary course of business operations." Although the Proposal purports to address only policy-related matters, its scope in fact extends to matters relating to the Company's ordinary business and, therefore, is properly excludable.

The Staff has stated that the policy underlying the ordinary business operations exclusion is to "confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Proxy Release"). In the 1998 Proxy Release, the Staff also recognized that "certain tasks are so fundamental to management's ability to run a company on a day-to-day basis" that they are not proper subjects for shareholder proposals.

Through the no-action process, the Staff has established a record of the types of matters that generally represent part of a company's ordinary business operations. Proposals that traditionally fall into this category include those that relate to hiring, promoting, managing and compensating a company's workforce. See, e.g., ConAgra Foods, Inc. (available July 19, 2002); Wal-Mart Stores (available April 10, 1992); and Kohl's Corp. (available March 18, 1997).

The 1998 Proxy Release states that the excludability of a proposal under the "ordinary business" standard must be determined on a case-by-case basis based primarily on the nature of the proposal (whether, as a practical matter, the matter in issue could be subject to direct shareholder oversight) and the nature of the company to which it relates (whether the proposal seeks to "micro-manage" the company).

In the Proposal, Proponent purports to address policy concerns of the shareholders (specifically, (1) the issue of executive compensation and (2) the right of the shareholders to receive a communication from the Company containing disclosures regarding "related party transactions" at least annually, but the scope of the Proposal extends beyond these policy concerns to address ordinary business matters. By requesting that the Company's Board of Trust Managers annually disclose "in a separate report to shareholders" specified information relating to "each transaction between ... [the Company] and any executive officer or director," the Proposal seeks to micro-manage the Company and seeks to obtain information about ordinary business operations of the Company (specifically, information relating to ordinary matters of compensation). Although the Proposal limits its request to members of senior management and the Company's "directors" (presumably, intended to be a reference to the Company's "trust managers") in an attempt to fall within the series of no-action letters that provide that the compensation of executive officers is a policy issue rather than a part of company's ordinary operations, the Proposal fails to achieve this goal for the reasons discussed below.

In addition, as discussed in more detail below, it is well-established that a proposal that relates even in part to ordinary business matters may be excluded in its entirety even though the proposal also addresses matters outside the scope of the Company's ordinary business operations.

The Proposal is not Limited to Matters of Executive Compensation

The Staff has recognized that matters relating solely to "executive compensation" cannot be considered "ordinary business" matters excludable under Rule 14a8(i)(7). See Reebok International Limited (March 16, 1992) (stating that proposals relating to senior executive compensation can no longer be considered matters of ordinary business). The Proposal seeks to fall within this exception to the ordinary business operations exclusion by focusing on the compensatory nature of transactions between the Company and "each executive officer or director."

The disclosures that the Proponent seeks in a separate annual report to be made to the shareholders all relate in one form or another to disclosure relating to the differences between any transaction with a Company insider and a transaction with an unrelated party. The Supporting Statement that is part of the Proposal then clarifies the principal concern behind the request for an annual report. "Related party transactions ... create a risk that the insiders may benefit themselves at the company's expense... ." The reference to the "benefit" to the insiders at the "expense" of the Company clarifies that, in the view of the Proponent, insiders are likely to receive what amounts to "compensation" when they enter into a transaction with the Company. Item 404 of Regulation S-K under the Securities Act of 1933, as amended (the "Securities Act"), supports this view by noting that a "benefit" to an executive officer that falls within the scope of Item 404 also may properly be reportable under Item 402 of Regulation S-K, as executive compensation.

Although proposals relating solely to "executive compensation" may not be excluded under Rule 14a-8(i)(7) as ordinary business matters, the Staff has continued to allow the exclusion of proposals relating to "general compensation issues" (those matters not solely restricted to "senior executive compensation"). See, e.g., Ascential Software Corporation (available April 4, 2003); Lucent Technologies Inc. (available November 6, 2001); and Minnesota Mining and Manufacturing Co. (available March 4, 1999). The Proposal exceeds the limits that would prevent the Company from excluding it under Rule 14a-8(i)(7) because it asks for information not only about transactions with the Company's executive officers but also about transactions with the Company's trust managers, all but three of whom are "independent" under applicable Commission and New York Stock Exchange ("NYSE") rules.

The Proposal Relates to General Shareholder Communications Procedures

The Company also believes that the request for a separate report, with a separate distribution to shareholders, violates Rule 14a-8(i)(7) in that it relates to ordinary business operations of the Company (specifically, the scope of the information required and the Company's right to determine, subject to applicable law, when, how and to what extent it wishes to communicate with its shareholders). These portions of the Proposal properly can be excluded. When portions of a proposal properly may be excluded on a basis other than Rule 14a-8(i)(10), the Company need only establish that it has substantially implemented the remainder of the proposal. See Exxon Corp. (available February 28, 1992). Even if these portions of the Proposal are not excluded, the Company has substantially implemented the Proposal because it has implemented the essential elements of the Proposal.

The Proposal seeks to dictate the manner in which the Board of Trust Managers of the Company will communicate with shareholders with regard to related party transactions. Thus, even if the Proposal were not excludable, for the reasons discussed above, the Proposal would be excludable under Rule 14a-8(i)(7) because it also relates to procedures for communicating with shareholders, which consistently has been viewed as part of a company's ordinary business operations. See, e.g., Advanced Fibre Communications, Inc. (available March 10, 2003); PeopleSoft, Inc. (available March 14, 2003); and Chevron Corp. (available February 8, 1998). It has been clearly established that the Company is entitled, as part of its ordinary business operations, to determine the means by which it will communicate with its shareholders and the times at which it will do so.

The Company already reports to its shareholders on an annual basis, in its annual proxy statement, on transactions between the Company and its executive officers and trust managers. The information about these matters complies with existing Commission rules on the topic. In addition, the Company's periodic reports on Form 10-Q and Form 10-K contain information about transactions between the Company and its executive officers and trust managers. Both the proxy statement and all of its periodic reports are available to the Company's shareholders on the Company's web site.

The Proposal Seeks to "Micro-Manage" the Company

Even if the Proposal were viewed as relating solely to policy issues, the Company still is entitled to exclude the Proposal under Rule 14a-8(i)(7). The Staff has made it clear that a proposal may be excluded pursuant to Rule 14a-8(i)(7) if the proposal seeks to "micro-manage the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment," listing as an example a situation in which a proposal "seeks intricate detail." Release No. 34-40018 (May 21, 1998). The Proposal is this type of properly excludable proposal.[4]

---

[4] By requesting disclosure of "each transaction" between the Company and any executive officer or director, the Proposal seeks excessive and intricate detail regarding complex matters about which shareholders as a group are not in a position to make an informed judgment at the annual meeting.

For example, the Company reimburses its trust managers for their reasonable, out-of-pocket expenses incurred in connection with their service on the Board, such as travel expenses and costs of food and accommodations while away from home to attend a Board or committee meeting. Payment or reimbursement of a trust manager's expenses and payment of meeting fees constitute transactions between the Company and the trust manager. The first is not required to be disclosed under the proxy rules, and the second is disclosed annually in the Company's proxy statement.

Footnote continued on next page

Because the Proposal Fails to Limit the Nature of the Communication Sought to Other Than Ordinary Business, It May Be Excluded

It is well-settled that a proposal that relates even in part to ordinary business matters may be excluded in its entirety, even though the proposal also addresses matters outside the scope of the Company's ordinary business operations. Recently, the Staff again addressed this issue in its report entitled "Review of the Proxy Process Regarding the Nomination and Election of Directors" (the "Proxy Process Report") (available July 15, 2003).

In the Proxy Process Report, the Staff used examples of the actions taken in response to prior no-action requests seeking to exclude a shareholder proposal on the grounds that the proposal dealt with the company's ordinary business operations to clarify the extent to which the proposal may be excluded. Specifically, the Staff cites two no-action requests relating to two proposals that were held to violate Section 14a-8(i)(7) because the proposals in issue "did not limit the nature of the communications to other than ordinary business. Proxy Process Report at Note 55 (citing Advanced Fibre Communications, Inc. (available March 10, 2003) and PeopleSoft, Inc. (available March 14, 2003)). The Staff contrasted these proposals with another in which the proposal limited the nature of the communications with shareholders "to other than ordinary business matters." Proxy Process Report at Note 53 (citing The Kroger Co. (available April 11, 2003)).

The positions taken in these letters and referenced by the Staff in the Proxy Process Report conform to the Staff's historical position on this aspect of Rule 14a-8(i)(7). The Staff consistently has taken the position that a proposal may be excluded in its entirety if part of the proposal relates to ordinary business even when the remainder of the proposal relates to matters other than ordinary business. See, e.g., E*Trade Group, Inc. (available October 31, 2000) (granting no-action relief to exclude an entire proposal where two out of four of the mechanisms suggested therein implicated ordinary business matters); Associated Estates Realty Corp. (available March 23, 2000); ConAgra Foods, Inc. (available July 19, 2002); M&F Worldwide Corp. (available March 29, 2000); The Warnaco Group, Inc. (available March 12,

---

Footnote continued from previous page

The scope of the disclosure that the Proposal requires for the executive officers falls even more clearly into the category of "ordinary business operations" notwithstanding that the Proposal limits this information to executive officers. The Proposal would require reports of all reimbursements of travel expenses and other reasonable out-of-pocket expenses that the executive officers incur in performing their assigned responsibilities, since those expenses vary from executive officer to executive officer.

1999); Wal-Mart Stores, Inc. (available March 15, 1999); Kmart Corporation (available March 12, 1999); and Z-Seven Fund, Inc. (available November 3, 1999).

Because the Proposal relates to ordinary business, the Company is entitled to exclude the entire Proposal in accordance with Rule 14a-8(i)(7).

III. The Proposal is Vague and Indefinite and Should Be Excluded (Rule 14a-8(i)(3) and Rule 14a-9)

Rule 14a-8(i)(3) allows a proposal to be omitted if the proposal or its supporting statement is contrary to the proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. The Staff has consistently taken the position that shareholder proposals that are vague and indefinite are excludable under Rule 14a-8(i)(3) as inherently misleading because neither the company's shareholders nor its board of directors would be able to determine, with any reasonable amount of certainty, what action or measures would be taken if the proposal were implemented. See, e.g., Eastman Kodak Company (available March 3, 2003); General Electric Company (available January 23, 2003); Alcoa Inc. (available December 24, 2002); Bristol-Myers Squibb Co. (available February 1, 1999); Archer-Daniels-Midland Company (available June 21, 1991); and Ford Motor Co. (available February 26, 1980). In voting on the Proposal, one shareholder may believe that approval of the Proposal will produce a result that is wholly different than the result the Proponent anticipates or that the Board understands to have been approved.

There also is judicial precedent consistent with this standard for excludability. See, e.g., *Dyer v. Securities and Exchange Commission, 287 F.2d 773, 781 (8th Cir. 1961)* (upholding exclusion of a proposal that is "so vague and indefinite" that neither the board nor the shareholders would be able to understand what the proposal would involve) and *NYC Employees' Retirement System v. Brunswick Corp., 789 F. Supp. 144, 146 (S.D.N.Y. 1992)* (stating that shareholders are entitled to know precisely what constitutes the scope of any proposal on which their vote is requested).

The Proposal is vague and indefinite in that it fails to:

- define critical terms;
- provide guidance on the generic terms and concepts that the Proposal identifies as part of the policy to be adopted by the Board of Trust Managers; and
- provide guidance as to whether the "comprehensive" policy to be adopted is solely that specified in the Proposal.

More specifically, the Proposal is vague and indefinite in the following fundamental respects.

1. The Proposal urges the Board to implement a "comprehensive policy governing related party transactions that requires annual disclosure … ." The Proposal does not indicate what would be included in such a "comprehensive policy" that is not already included in the Company's Code of Conduct and other policies, and the Company is unable to speculate about what such a policy would cover.

2. The Proposal does not specify what is intended by the requirement of a "separate report." Can the report be included in other information already supplied to shareholders, such as the proxy statement, but under a separate heading, or must it be a separate document?

3. The Proposal does not specify what type of distribution of the separate report is anticipated. The Proposal states only that "annual disclosure in a separate report to shareholders" must be made. Is it sufficient to post the information to the Company's web site or is a separate mailing, in which street name holders will be required to forward the information to beneficial owners, required?

4. The Proposal purports to require that the report provide specified information about "each transaction" between the Company and any executive officer or trust manager of the Company. As discussed in Part II, the use of the phrase "each transaction" is so vague and indefinite that it is not possible for the Company to determine how to comply with the disclosure sought by the Proposal. Accordingly, the matters that the Proponent, each shareholder voting on the Proposal, and the Board anticipate will be disclosed could be so different as to affect dramatically the scope of the report sought by the Proposal.

In fact, the Proposal is no less vague and indefinite than proposals that the Staff has permitted issuers to exclude in their entirety in the past year. See, e.g., Otter Tail Corporation (available January 12, 2004); Capital One Financial Corporation (available February 7, 2003); and General Electric Company (available February 5, 2003). Further, the Supporting Statement contained within the Proposal provides little, if any, interpretive guidance as to the intention of the vague and indefinite language of the shareholder resolution to be voted upon under the Proposal.

Although the Proponent and the shareholders are entitled to expect the Compensation Committee to act reasonably in interpreting any vague or indefinite provision in the Proposal, the many vague and indefinite provisions in the Proposal makes it potentially misleading to the Company's shareholders on an overall basis and, therefore, justifies the exclusion of the entire

Proposal. The Staff traditionally has permitted the exclusion of an entire proposal if, as is the case with the Proposal, "it is unclear exactly what action any shareholders voting for the proposal would expect the company to take" or if "it is unclear what action the company would be required to take if the proposal were adopted." See, e.g., Occidental Petroleum Corp. (available February 11, 1991). In addition, the Staff has made it clear that a proposal "that will require detailed and extensive editing in order to bring ... [it] into compliance with the proxy rules" may justify the exclusion of the entire proposal. See Division of Corporation Finance: Staff Legal Bulletin No. 14 (published July 13, 2001) ("Staff Legal Bulletin No. 14"). Because the Proposal is vague and indefinite, the Company's reasonable efforts to implement the Proposal may contravene the intentions of the shareholders that voted for the Proposal. . See, e.g., Puget Energy, Inc. (available March 7, 2002); IDACORP, Inc. (available September 10, 2001); Revlon, Inc. (available March 13, 2001); Jos. Schlitz Brewing Company (available March 21, 1977). The Company believes, therefore, that the Proposal properly should be excluded under Rule 14a-8(i)(3).

IV. The Proposal Contains Statements that are False and Misleading (Rule 14a-8(i)(3) and Rule 14a-9)

The Proposal contains numerous statements that are false and misleading. In Staff Legal Bulletin No. 14, published on July 13, 2001, the Staff discusses the rationale for permitting exclusion of shareholder proposals that will "require detailed and extensive editing in order to bring them into compliance with the proxy rules." An editing process of this type is time-consuming for the Staff, which has only limited resources. In addition, Staff Legal Bulletin No. 14 points out that a requirement that the Staff spend time even reviewing shareholder proposals with "obvious deficiencies in terms of accuracy, clarity or relevance" does not improve the process or benefit the majority of those participating in the proxy process. It simply "diverts resources" away from analyzing the principal, or core, issues under Rule 14a-8.

The Proposal also makes several assertions that are phrased as factual statements but actually represent the Proponent's own opinion, which the Proponent has not substantiated. The Staff consistently has taken the position that presenting an opinion as a fact is misleading and impermissible under Rule 14a-9. See, e.g., Dillard's Inc. (available March 10, 2003); General Electric Company (available January 24, 2003); Tyco Int'l Ltd. (available December 16, 2002).

In the first paragraph of the supporting statement, the Proponent states that related party transactions may "inflate earnings or distort financial results." The Proponent provides no explanation of how this is possible nor any mention of the fact that any such inflation or distortion would itself violate various Commission rules prohibiting false and misleading statements or the omission of information, without which, another statement is false and misleading. The statement also contains the false and misleading implication that the Company has engaged in related party transactions that have had the effect of inflating earnings or distorting financial results. The Company believes that this entire statement should be removed.

Also in the first paragraph of the supporting statement, Proponent's reference to a "2002 report by The Corporate Library" requires a more precise reference in order that shareholders may verify the statement cited, and the reference should be limited to the particular section of the report that supports the statement cited. In addition, the quoted statement indicates that the existence of any related party transaction represents poor governance and lack of independent oversight. Given the wide range of perfectly appropriate transactions with management that are required in the normal course of any company's business, this statement is clearly false and misleading. Further, as demonstrated by the discussion in Part II above, all of the related party transactions involving the Company have been approved by the independent trust managers and are monitored by them. Accordingly, the quote should be omitted.

In the second paragraph of the supporting statement, the Proponent states that "Crescent has extended 7 loans to board members, officers, and, in one case, an officer's spouse… ." This statement is materially misleading because, although it is true that Theresa E. Black is the spouse of another officer, she also is herself an officer of the Company as was clearly indicated in the heading of the section in which the disclosure appeared, "Loans to Officers for Exercise of Options and Plan Unit Options." Ms. Black is the Company's Vice President, Tax. The Proponent, however, has written in its supporting statement only that Ms. Black is an officer's spouse, suggesting that Ms. Black is unaffiliated with the Company and that the Company made a loan to Ms. Black solely because of her position as "an officer's spouse." This phrasing is disingenuous at best and intentionally misleading at worst. The suggestion that Ms. Black received a loan from the Company because she is the wife of an officer of the Company, and not because of her own status within the Company, is false and materially misleading.

In the third paragraph of the supporting statement, the Proposal states that "shareholders cannot tell from the bulk of Crescent's related party transaction disclosures whether the transactions were evaluated to ensure they were in Crescent's best interest and on arm's length terms." This statement is inaccurate because the Company's proxy statement specifically states at the conclusion of its discussion of any related party transactions that "Management believes that the foregoing transactions are on terms no less favorable than those that could have been obtained in comparable transactions with unaffiliated parties." Accordingly, the statement is materially misleading and should be revised or eliminated.

V. Conclusion

For the foregoing reasons, we respectfully request that the Staff concur in our opinion that the Proposal may be properly omitted from the Proxy Materials and confirm that it will not recommend any enforcement action if the Proposal is omitted from the Proxy Materials.

The Company presently expects to file its definitive Proxy Materials with the Commission on or about April 30, 2004. Accordingly, the Company requests that the Staff grant a waiver from the requirement of Rule 14a-8(j) that this letter be submitted to the Staff and the Proponent not less than 80 calendar days before the Company expects to file its definitive Proxy Materials with the Commission. The Company is requesting this waiver in order to allow time for printing and mailing of the Proxy Materials and still retain a solicitation period of at least 45 days. The Company's common shares are primarily held in "street name" through various brokers on behalf of the beneficial owners. The Company believes that a shorter solicitation period will not allow sufficient time for the majority of the beneficial owners to receive the Proxy Materials, consider the proposals, and submit their proxy or make arrangements to attend the 2004 Annual Meeting in person. If the Staff requires the Company to include the Proposal, the longer solicitation period is even more important because the brokers will not have authority to vote the shares of a beneficial owner on the Proposal. Only the beneficial owner will have the right to vote on the Proposal, and the Company expects to recommend a vote against the Proposal. For these reasons, it will be difficult for the Proponent to obtain the vote required to approve the Proposal unless the solicitation period is longer than the approximately 30 days available without the waiver or the 10 days permitted under state law. In addition, permitting the Company to file its definitive 2004 Proxy Materials by April 30, 2004 will permit the Company to save its shareholders the expenses that the Company otherwise will incur as a result of the need to prepare and file an amendment to its Form 10-K for the year ended December 31, 2003, in addition to preparing, filing and distributing its Proxy Materials. The Company therefore respectfully requests that the Staff waive the 80-day requirement of Rule 14a-8(j) by permitting the Company to file its definitive Proxy Materials 59 days after the date of this letter.

If you have any questions with respect to the foregoing or if you need any additional information, please do not hesitate to telephone me at 202.663.8136. If for any reason the Staff does not agree with the conclusions expressed herein, we would appreciate the opportunity to confer with the Staff before issuance of its response.

Thank you for your prompt attention to this matter.

Sincerely,



Robert B. Robbins

Enclosures

cc: Anna Burger, International Secretary-Treasurer of Service Employees International Union

Document #: 1380981 v.7

EXHIBIT A

SHAREHOLDER RESOLTUION

RESOLVED, that shareholders of Crescent Real Estate Equities, Inc. ("Crescent" or "the Company") urge the Board of Trust Managers to implement a comprehensive policy governing related party transactions that requires annual disclosure in a separate report to shareholders of the following information regarding each transaction between Crescent and any executive officer or director:

a. Whether the Board considered or approved it

b. Whether the Board determined whether the transaction involves terms different from those that would likely be negotiated with clearly independent parties;

c. The basis on which any determination described in subpart (b) was made; if a fairness opinion or similar appraisal was relied upon, a brief description of the valuation methodology should be provided; and

d. If a transaction involves an ongoing relationship, whether the Board or any other entity will periodically review the relationship to determine whether it is still in the best interest of Crescent and how often review will occur.

SUPPORTING STATEMENT

Related party transactions—transactions between a company and its insiders—create a risk that the insiders may benefit themselves at the company's expense by causing the company to engage in transactions that are not on arm's length terms. They may also inflate earnings or distort financial results. (See AICPA Practice Alert 95-3) A 2002 report by The Corporate Library highlighted the governance risks of such transactions, stating that they "demonstrate at best insensitivity to the importance of objective, independent oversight from directors and at worst, a blurring of the lines between personal and corporate assets that makes effective oversight impossible."

Crescent has engaged in numerous related party transactions in recent years. For example, according to Crescent's 2003 proxy statement, the Company has extended 7 loans to board members, officers, and, in one case, an officer's spouse, totaling over $35 million. In addition, between 1997 and 2002, Crescent took part in multiple transactions with now bankrupt COPI, an entity established by Crescent in 1997 to engage in businesses that Crescent was unable to enter under then-existing federal income tax laws applicable to REITs. Until February of 2002, Crescent CEO John Goff and Crescent Chairman Richard Rainwater were members of COPI's board and, at the time Mr. Goff and Mr. Rainwater resigned from COPI's board, COPI owed Crescent $76.2 million.

Shareholders cannot tell from the bulk of Crescent's related party transaction disclosures whether the transactions were evaluated to ensure they were in Crescent's best interest and on arm's length terms. We believe that shareholders should receive such information, which will assist them in monitoring Crescent's board and management.

For these reasons, we encourage shareholders to vote FOR this proposal.


U.S. SECURITIES AND EXCHANGE COMMISSION
MCMXXXIV

FAX TRANSMITTAL

PLEASE DELIVER THE FOLLOWING PAGES TO:

Name:	**Robert Robbins**
Telecopier Number:	202 663 8007
Total Number of Pages, Including Cover Sheet:	2

FROM: Keir D. Gumbs
Telephone Number: (202) 942-2825
Telecopier Number: (202) 942-9525

If you do not receive all pages, please telephone the above number for assistance.

April 28, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Crescent Real Estate Equities Company
Incoming letter dated March 2, 2004

The proposal urges the board of trust managers to implement a comprehensive policy governing related party transactions that requires annual disclosure to Crescent Real Estate's shareholders of certain information relating to each transaction between the Company and any executive officer or director.

There appears to be some basis for your view that Crescent Real Estate may exclude the proposal under rule 14a-8(i)(7), as relating to Crescent Real Estate's ordinary business operations (i.e., reporting on transactions related to Crescent Real Estate's ordinary business operations). Accordingly, we will not recommend enforcement action to the Commission if Crescent Real Estate omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Crescent Real Estate relies.

We note that Crescent Real Estate did not file its statement of objections to including the proposal at least 80 days before the date on which it will file definitive proxy materials as required by rule 14a-8(j)(1). Noting the circumstances of the delay we do not waive the 80-day requirement.

Sincerely,



Keir D. Gumbs
Special Counsel

Exhibit A

SEIU National Industry Pension Fund
1313 L Street NW, Washington, DC 20005
Phone: 202-639-0890
Fax: 202-842-0046

CC: Beth
Sharon
Sylvia

SEIU Benefits Office:

- National Industry Pension Fund
- Affiliates' Officers & Employees Pension Fund
- Affiliates' Multi-employer 401(k)
- SEIU Staff Pension Plan
- SEIU Supplemental Retirement Savings (401K) Plan
- SEIU Health & Welfare Fund
- Capital Stewardship Program
- SEIU Member Services

Fax

To:	David Dean	**From:**	Anna Burger
Fax:	(817) 321-2015	**Date:**	1/27/05
Phone:		**Pages:**	4
Re:		**CC:**	

☐ **Urgent** ☑ **For Review** ☐ **Please Comment** ☐ **Please Reply** ☐ **Please Recycle**

Comments:


SEIU
Leading the Way

January 26, 2005
Mr. David Dean
Secretary
Crescent Real Estate Equities Co.
777 Main Street
Suite 2100
Fort Worth, TX 76102

Dear Mr. Dean:

On behalf of the Service Employees International Union ("SEIU"), I write to give notice that, pursuant to the 2004 proxy statement of Crescent Real Estate Equities Co. (the "Company"), SEIU intends to present the attached proposal (the "Proposal") at the 2005 annual meeting of shareholders (the "Annual Meeting"). SEIU requests that the Company include the Proposal in the Company's proxy statement for the Annual Meeting. SEIU has owned the requisite number of Crescent Real Estate Equities Co. shares for the requisite time period. SEIU intends to hold these shares through the date on which the Annual Meeting is held.

The Proposal is attached. I represent that SEIU or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that SEIU has no "material interest" other than that believed to be shared by stockholders of the Company generally. Please direct all questions or correspondence regarding the Proposal to Steve Abrecht at (202) 639-7612.

Sincerely,

Anna Burger
International Secretary-Treasurer
Service Employees International Union

SA:tm

OPEIU #2
AFL-CIO, CLC

Enclosure://1

SERVICE EMPLOYEES
INTERNATIONAL UNION
AFL-CIO, CLC

1313 L Street, N.W.
Washington, D.C. 20005
202.898.3200
TDD: 202.898.3481
www.seiu.org

8105-1000

RESOLVED, that shareholders of Crescent Real Estate Equities Co. ("Crescent") urge the Board of Trust Managers (the "Board") to implement a policy requiring annual disclosure in a separate report to shareholders of the following information regarding each transaction between Crescent and any executive officer or trustee:

a. Whether the Board or a committee approved it;

b. Whether the Board determined if the transaction involves terms different from those that would likely be negotiated with clearly independent parties;

c. The basis on which any determination described in subpart (b) was made; if a fairness opinion or similar appraisal was used, a brief description of the methodology should be provided; and

d. If a transaction involves an ongoing relationship, whether and how often the Board or another entity will review the relationship;

provided, however, that no disclosure shall be required with respect to transactions that are amounts due from an executive officer or trustee for purchases subject to usual trade terms, for ordinary travel and expense payments and for other transactions in the ordinary course of business.

SUPPORTING STATEMENT

Related party transactions—transactions between a company and its insiders—create a risk that the insiders may benefit themselves at the company's expense by causing the company to engage in transactions that are not on arm's length terms. They may also inflate earnings or distort financial results. (See AICPA Practice Alert 95-3)

Related party transactions have been criticized by former SEC chairman Richard Breeden, WorldCom's corporate monitor, who said in his report on WorldCom, "Shareholders have everything to lose and nothing to gain from related party transactions and personal financial conflicts among officers and the company." The scandals at Hollinger, Adelphia, Tyco and Enron—all of which involved related party transactions--illustrate the risks created by these deals.

Crescent has engaged in dozens of related party transactions over the past several years. Green Street Advisors' Jon Fosheim stated in a June 2004 Forbes article that "Crescent engages in way more related-party deals than the majority of other REITs." For example, in the week before the Sarbanes-Oxley Act took effect and prohibited such loans, Crescent lent $4.7 million to its CEO and extended insider loans for ten years. In 1997, Crescent paid $387 million for psychiatric hospitals to Magellan Health Services, in which Crescent chairman Richard Rainwater owned a 19% stake, only to write down the value of the assets by over $180 million.

Crescent funded a $14.1 million investment by an affiliate in G2 Opportunity Fund, LP, which is managed and controlled by an entity that is owned equally by GMSP and another company. Crescent chairman Richard Rainwater owns an approximately 86% limited partnership interest and 14% general partnership interest in GMSP.

We believe that shareholders should receive information about the process used to approve related party transactions and the safeguards employed to ensure such deals are in shareholders' interest. This information will assist shareholders in monitoring Crescent's board and management.

We urge shareholders to vote FOR this proposal.

Exhibit B

ShawPittman LLP

A Limited Liability Partnership Including Professional Corporations

January 31, 2005

By Hand and U.S. Mail

Steve Abrecht
Service Employees International Union
1313 L Street, N.W.
Washington D.C. 20005

Re: Letter Dated January 26, 2005

Crescent Real Estate Equities Company has asked me to respond, on its behalf, to your letter of January 26, 2005, submitting a proposal for inclusion in the Company's proxy for its 2005 annual meeting.

The purpose of this letter is to advise you that the Company does not intend to include your proposal in the proxy materials for its 2005 annual meeting of shareholders because you have not complied with the procedural requirements of Rule 14a-8 of the rules adopted by the Securities and Exchange Commission under the Securities Exchange Act of 1934. Specifically, because you are not a record holder of the Company's common shares, Rule 14a-8 requires you to submit, at the time you submit your proposal, evidence from the record holder that you are the beneficial owner of at least $2,000 of the Company's common shares and that you have held them for at least one year prior to January 26, 2005. This evidence did not accompany your proposal as required by Rule 14a-8.

Accordingly, the Company intends to omit your proposal from its proxy materials

If you do not wish to have your proposal omitted from the Company's 2005 proxy materials, you must re-submit your proposal to the Company in a form that complies with Rule 14a-8, together with all information required under Rule 14a-8, within 14 calendar days from the date of this letter, or by no later than close of business on February 14, 2005. If you re-submit your proposal and it fully complies with all requirements of Rule 14a-8, the Company will still have the option to request, by letter to the staff of the Securities and Exchange Commission, that the Company be permitted to exclude the proposal.

Sincerely,



Sylvia M. Mahaffey

cc: Anna Burger, International Secretary-Treasurer, SEIU
(sent by hand and U.S. mail)
David M. Dean, Crescent Real Estate Equities Company

Document #: 1458438 v.2


SEIU
Stronger Together

SERVICE EMPLOYEES
INTERNATIONAL UNION
AFL-CIO, CLC

1313 L Street, N.W.
Washington, D.C. 20005

202.898.3200
TDD: 202.898.3481
www.SEIU.org

February 10, 2005

Mr. David Dean
Secretary
Crescent Real Estate Equities Co.
777 Main Street, Suite 2100
Fort Worth, TX 76102

Dear Mr. Dean:

I am responding to a letter from Sylvia Mahaffey of Shaw Pittman, dated January 31, 2005, and written on behalf of Crescent Real Estate Equities Company with respect to the shareholder resolution submitted by SEIU to Crescent on January 26, 2005.

In order to cure the deficiency mentioned in your letter, I hereby submit to you within the 14 days allowed under SEC Rule 14a-8 the proof of ownership by SEIU of Crescent stock as of the date we originally filed the resolution.

Although SEC Rule 14a-8 does not require that we resubmit the resolution, as stated in your letter, I have attached another copy of the resolution which should be deemed to have been submitted to you on January 26, 2005.

Sincerely,

Steve Abrecht
Director, SEIU Capital Stewardship Program

SA:bh
Enclosures

cc: Sylvia Mehaffey

Opeiu#2
Afl-cio,clc



Amalgamated Bank

America's Labor Bank

02/08/2005

Mr. Steve Abrecht
Executive Director of Benefit Funds
SEIU
1313 L Street, N.W.
Washington, DC 20005

Re: Crescent Real Estate Cusip 225756105

Dear Mr. Abrecht,

Amalgamated Bank is the record owner of 147 shares of common stock (the "Shares") of Crescent Real Estate, beneficially owned by SEIU General Fund. The shares are held by Amalgamated Bank at the Depository Trust Company in our participant account # 2352. SEIU General Fund has held the Shares continuously for at least one year as of January 26, 2005 and continues to hold the Shares as of the date set forth above.

If you have any questions or need anything further, please do not hesitate to call me at (212) 462-3749.

Very truly yours,

Niall J. Kenny
Vice President
Amalgamated Bank

RESOLVED, that shareholders of Crescent Real Estate Equities Co. ("Crescent") urge the Board of Trust Managers (the "Board") to implement a policy requiring annual disclosure in a separate report to shareholders of the following information regarding each transaction between Crescent and any executive officer or trustee:

a. Whether the Board or a committee approved it;

b. Whether the Board determined if the transaction involves terms different from those that would likely be negotiated with clearly independent parties;

c. The basis on which any determination described in subpart (b) was made; if a fairness opinion or similar appraisal was used, a brief description of the methodology should be provided; and

d. If a transaction involves an ongoing relationship, whether and how often the Board or another entity will review the relationship;

provided, however, that no disclosure shall be required with respect to transactions that are amounts due from an executive officer or trustee for purchases subject to usual trade terms, for ordinary travel and expense payments and for other transactions in the ordinary course of business.

SUPPORTING STATEMENT

Related party transactions—transactions between a company and its insiders—create a risk that the insiders may benefit themselves at the company's expense by causing the company to engage in transactions that are not on arm's length terms. They may also inflate earnings or distort financial results. (See AICPA Practice Alert 95-3)

Related party transactions have been criticized by former SEC chairman Richard Breeden, WorldCom's corporate monitor, who said in his report on WorldCom, "Shareholders have everything to lose and nothing to gain from related party transactions and personal financial conflicts among officers and the company." The scandals at Hollinger, Adelphia, Tyco and Enron—all of which involved related party transactions--illustrate the risks created by these deals.

Crescent has engaged in dozens of related party transactions over the past several years. Green Street Advisors' Jon Fosheim stated in a June 2004 Forbes article that "Crescent engages in way more related-party deals than the majority of other REITs." For example, in the week before the Sarbanes-Oxley Act took effect and prohibited such loans, Crescent lent $4.7 million to its CEO and extended insider loans for ten years. In 1997, Crescent paid $387 million for psychiatric hospitals to Magellan Health Services, in which Crescent chairman Richard Rainwater owned a 19% stake, only to write down the value of the assets by over $180 million.

Crescent funded a $14.1 million investment by an affiliate in G2 Opportunity Fund, LP, which is managed and controlled by an entity that is owned equally by GMSP and another company. Crescent chairman Richard Rainwater owns an approximately 86% limited partnership interest and 14% general partnership interest in GMSP.

We believe that shareholders should receive information about the process used to approve related party transactions and the safeguards employed to ensure such deals are in shareholders' interest. This information will assist shareholders in monitoring Crescent's board and management.

We urge shareholders to vote FOR this proposal.


SEIU
Stronger Together

March 14, 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Attention: Chief Counsel, Division of Corporation Finance

RE: Request by Crescent Real Estate Equities Company to omit shareholder proposal submitted by the Service Employees International Union

Dear Sir/Madam:

Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, the Service Employees International Union ("SEIU") submitted a shareholder proposal (the "Proposal") to Crescent Real Estate Equities Company ("Crescent" or the "Company"). The Proposal asks Crescent's Board of Trust Managers (the "Board") to implement a comprehensive policy governing related party transactions that requires annual disclosure of each related party transaction, including:

- whether the Board considered or approved it;
- whether the Board determined whether the transaction involved terms different from those that would likely be negotiated with clearly independent parties;
- the basis on which any determination described above was made; if a fairness opinion or similar appraisal was relied upon, a brief description of the valuation methodology should be provided; and
- if a transaction involves an ongoing relationship, whether the Board or any other entity will periodically review the relationship to determine whether it is still in the best interest of Crescent and how often review will occur.

The Proposal explicitly excludes from its coverage transactions "that are amounts due from an executive officer or trustee for purchases that are subject to usual trade terms, for ordinary travel and expense payments and for other transactions in the ordinary course of business."

By letter dated February 17, 2005 (the "No-Action Request"), Crescent stated that intends to omit the Proposal from the proxy materials to be sent to shareholders in connection with the 2005 annual meeting of shareholders and asked for assurance that the Staff would not recommend enforcement action if it did so.

Crescent claims that it is entitled to rely on: (1) Rule 14a-8(b)(2) and (f) on the ground that SEIU has failed to prove its eligibility to submit the Proposal; (2) Rule 14a-8(i)(10) because Crescent has substantially implemented the Proposal by making legally required disclosure and adopting certain policies; (3) Rule 14a-

SERVICE EMPLOYEES
INTERNATIONAL UNION
AFL-CIO, CLC

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8(i)(7) because the Proposal would micromanage the Company, seeks disclosure about "ordinary matters of compensation" and involves "general shareholder communications"; and (4) Rule 14a-8(i)(3) as vague and materially false or misleading to shareholders. As discussed more fully below, each of these contentions is without merit.

Proof of Eligibility

Crescent argues that SEIU has not proved its eligibility to submit the Proposal because the letter to Crescent from the Amalgamated Bank, the record holder of the shares beneficially owned by SEIU, refers to the SEIU General Fund as the beneficial owner of Crescent's stock. The General Fund is not a separate legal entity from SEIU and, more specifically, it should not be confused with a pension or other benefit fund affiliated with SEIU. Rather, the General Fund is a bookkeeping construct that allows SEIU to separate funds that are not earmarked for a particular purpose from those that are so segregated. Funds from the General Fund were used to purchase the shares of Crescent stock that entitle SEIU to submit the Proposal, and so that name appears on the records maintained by the Amalgamated Bank.

Because Crescent did not contact SEIU about this matter until it submitted the No-Action Request, I did not have the opportunity to set forth facts in an affidavit or similar form describing the General Fund and its relationship to SEIU. If the Staff believes that such a document would be useful in establishing SEIU's entitlement to submit the Proposal, I will direct SEIU's legal department to prepare it.

Substantial Implementation

Crescent claims it has substantially implemented the Proposal because Crescent (1) complies with the Commission's disclosure requirements and New York Stock Exchange listing requirements, and (2) has adopted policies governing related party transactions, including Trust Manager conflict of interest policies, a Code of Business Conduct and an Intercompany Evaluation Committee which analyzes transactions between Crescent and Crescent Operating, Inc. These measures, however, do not substantially implement the Proposal because it asks for disclosure to shareholders beyond the requirements imposed by the Commission, and does not deal with specific policies or procedures.

The Commission's rules require registrants to disclose in their proxy statements only transactions between the registrant and its officers and directors meeting certain requirements. For transactions between insiders and the registrant, the Commission's rules impose a reporting threshold of $60,000.[1] For business relationships between the registrant and entities in which a director or nominee holds an interest, the Commission's rules apply thresholds both to the director's ownership interest and to the size of the business relationship; depending on the type of relationship, the amount involved must exceed 5% of the registrant or other entity's gross revenues or the registrant's total consolidated assets for disclosure to be required.[2] The Proposal contains no such limitations.

[1] Item 404(a) of Regulation S-K, 17 C.F.R. sec. 229.404(a).

[2] Item 404(b) of Regulation S-K, 17 C.F.R. sec. 229.404(b).

Moreover, the Commission's rules require disclosure of less information about each transaction than the Proposal seeks. With respect to each transaction disclosed under Item 404(a), the Commission's rules require disclosure of the insider's "relationship to the registrant, the nature of such person's interest in the transaction(s), the amount of such transaction(s) and, where practicable, the amount of such person's interest in the transaction(s)."[3] Similar requirements apply to transactions with directors and entities related to them pursuant to Item 404(b).[4] The Proposal asks Crescent to supply information about the process by which the transaction was approved, the information relied upon to determine whether the transaction was on arm's-length terms and any mechanism for periodic review of ongoing relationships; the relevant Commission rules do not require such disclosure.

Crescent cites its compliance with the listing standards of the New York Stock Exchange ("NYSE") as supporting substantial implementation of the Proposal. The NYSE's listing standards require listed companies, with certain exceptions, to have majority-independent boards and totally independent key committees. Crescent claims that these standards "limit[] the kinds of relationships that the Company's independent trust managers may have, and the types of transactions that they may engage in, with the Company or its affiliates." But the Proposal does not deal with board or committee independence, nor does it aim to constrain the ability of Crescent's trust managers to engage in transactions with Crescent; instead, the Proposal seeks disclosure of additional information about such transactions. Moreover, the Proposal would apply to transactions with executive officers, who are not within the scope of the NYSE listing standards unless they also serve as directors.

Crescent also argues that its adoption of policies regarding review and approval of related party transactions, considered in tandem with its disclosure of matters required by the Commission's rules, constitutes substantial implementation. These measures, while not unrelated to the broad subject of the Proposal, are inapposite. The Proposal does not deal specifically with these kinds of procedural mechanisms, but rather focuses on ensuring that shareholders have sufficient information about these and other matters. Accordingly, Crescent is not entitled to rely on Rule 14a-8(i)(10) to exclude the Proposal.

Ordinary Business

Crescent urges that the Proposal may be omitted pursuant to Rule 14a-8(i)(7), which allows exclusion of proposals that relate to a company's "ordinary business operations." Specifically, Crescent attempts to characterize the Proposal as dealing with non-executive compensation and "general shareholder communications procedures," topics that are well-established as relating to ordinary business operations. More broadly, Crescent also argues that the Proposal would impermissibly micromanage the Company.

It is difficult to understand how Crescent could construe the Proposal as relating to compensation

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[3] Item 404(a).

[4] Item 404(b).

of any kind. Compensation is payment in money, benefits or perquisites for personal services. Related party transactions are opportunities for insiders to extract funds that they are not being paid in compensation under the guise of a legitimate business relationship or transaction. If the amounts received in connection with related party transactions were in fact compensation, Crescent would be required to disclose them in the sections of the proxy statement dealing with compensation. It does not do so.

Even assuming that the Proposal could be construed as dealing with compensation, Crescent's argument that the Proposal deals with excludable general compensation matters misses the mark. Crescent concedes that the Proposal would cover no employees other than senior executives of the Company, but contends that the Proposal's coverage of trust managers requires exclusion. The Staff, however, has consistently treated director compensation, like senior executive compensation, as outside the scope of the ordinary business exclusion.[5]

Crescent contends that the Proposal is excludable on ordinary business grounds because it concerns procedures for communicating with shareholders. The Staff has indeed permitted exclusion of proposals dealing with the ability of shareholders to ask questions and make comments at the annual meeting,[6] and to obtain information on ordinary business matters upon request.[7] It is clear that the Staff interprets the ordinary business exclusion as allowing exclusion of proposals that relate, in essence, to the investor relations function.

But that interpretation does not extend to requests that companies report to shareholders on particular non-ordinary-business matters. The three letters cited by Crescent do not stand for the proposition that "the Company is entitled, as part of its ordinary business operations, to determine the means by which it will communicate with its shareholders and the times at which it will do so." (No-Action Request at 10) The proposals at issue in Advanced Fibre Communications, Inc., PeopleSoft, Inc. and Chevron Corp. all asked for the establishment of a new corporate office to facilitate communication from shareholders to independent directors (in the case of Advanced Fibre and PeopleSoft) or management (in the case of Chevron). None of these proposals asked for a report from the company to shareholders on a matter outside the scope of the ordinary business exclusion, as the Proposal does.

There are countless examples--too numerous to list--in which the Staff has declined to grant no-action relief with respect to proposals asking registrants to report on matters beyond those

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[5] See, e.g., International Business Machines Corporation (avail. Jan. 4, 1993) (explaining that in view of the widespread public debate concerning executive and director compensation policies and practices, and the increasing recognition that these issues raise significant policy issues, it is the Division's view that proposals relating to director compensation no longer can be considered matters relating to a registrant's ordinary business.").

[6] See AmSouth Bancorporation (avail. Jan. 15, 2002).

[7] See Pfizer, Inc. (avail. Jan. 7, 2004) (allowing exclusion of proposal directing board and management "to supply all the information when asked by shareholders whether available to the public or not [and if] they feel that there is good cause for not supplying it to them then they must explain the reason for doing so").

required by the Commission's rules. These matters range from environmental policies[8] to human rights[9] to military contracts.[10] There is no basis to conclude from the long history of Staff interpretations that the ordinary business exclusion can be read to bar shareholders from asking companies to disclose information.

Crescent further complains that the Proposal would micromanage the Company and thus is excludable. Crescent cites a 1998 Commission release that described the principles underlying interpretation of the ordinary business exclusion. One concern that weighs in favor of exclusion is if a proposal seeks to "micro-manage the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."[11]

Shareholders are surely capable of making an informed judgment about the number and nature of related party transactions, or the procedures used to ensure that such transactions are in shareholders' best interest. Indeed, the Commission's rules already require some disclosure on these matters, both in the proxy statement, as described above, and in other filings where disclosure of conflicts of interest is mandated. That related party transactions, and issues relating to them, are easily understood by shareholders distinguishes the Proposal from proposals deemed excludable by the Staff, which have included requests for detailed scientific disclosure.[12] Last proxy season, the Staff denied relief with respect to proposals seeking detailed disclosure of corporate political contributions and the procedures followed in making them.[13]

In response to the Staff's 2004 determination allowing Crescent to omit in reliance on the ordinary business exclusion a proposal substantially similar to the Proposal,[14] the Proposal was revised to exclude transactions "that are amounts due from an executive officer or trustee for purchases that are subject to usual trade terms, for ordinary travel and expense payments and for other transactions in the ordinary course of business." This change eliminates the possibility that the Proposal would apply to transactions such as expense reimbursements and other insignificant, mundane exchanges between Crescent, on the one hand, and its executive officers and trust managers, on the other. With this revision, the danger of micromanagement—already remote—has been reduced further.

As a policy matter, SEIU believes it is critical for shareholders to monitor related party transactions at companies whose shares they own. The scandals at Enron, WorldCom, Adelphia

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8 See Exxon Mobil Corporation (avail. Mar. 23, 2000) (report to shareholders on its efforts to promote renewable energy).

9 See Kmart Corporation (avail. Mar. 16, 2001) (report to shareholders on its vendor standards policy).

10 See General Electric Company (avail. Feb. 9, 1998) (report on criteria for military contracting).

11 Exchange Act Release No. 40018 (May 21, 1998).

12 See Ford Motor Company (avail. Mar. 2, 2004); Willamette Industries, Inc. (avail. Mar. 20, 2001).

13 See, e.g., Wyeth (avail. Feb. 4, 2004).

14 See Crescent Real Estate Equities (avail. Apr. 28, 2004).

and Tyco, all of which involved inappropriate related party transactions, have shown the dangers of shareholder complacency. Related party transactions can give rise to conflicts of interest on the part of management and the board of trust managers, who are elected to represent the interests of shareholders. Declaring the subject off limits through application of the ordinary business exclusion would thwart the efforts of shareholders like SEIU to obtain the information they need to be effective monitors.

False or Misleading Statements

Crescent argues that it is entitled to exclude the Proposal in reliance on Rule 14a-8(i)(3). That subsection of the shareholder proposal rule permits omission of proposals that violate any of the Commission's other proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements. This argument has two parts: First, Crescent claims that the Proposal is so vague and indefinite that it should be excluded in its entirety. Crescent also urges that the Proposal contains false or misleading statements.

Crescent's complaint about the Proposal's vagueness focuses on five phrases. Two of those phrases appear in the carveout designed to exclude ordinary course transactions from the Proposal's coverage. Crescent objects that "transactions in the ordinary course of business" and "subject to usual trade terms" are not defined in the Proposal or under federal securities laws, and that the scope of the Proposal is thus unclear.

Crescent's professed confusion about the meaning of these phrases is surprising because they are found in the Commission's disclosure requirements dealing with related party transactions, and Crescent presumably must construe them when preparing its filings with the Commission. The Instructions to Paragraph (c) of Item 404 of Regulation S-K (incorporated by reference into Schedule 14A, which specifies proxy statement disclosure) direct the registrant to:

> 2. Exclude from the determination of the amount of indebtedness all amounts due from the particular person for purchases subject to usual trade terms, for ordinary travel and expense payments and for other transactions in the ordinary course of business.

Next, Crescent argues that it is not clear what would be included in the "policy requiring annual disclosure" referenced in the resolved clause. Such an objection might be well-founded if the Proposal asked for a "policy that includes" the disclosure items enumerated in the Proposal, wording that leaves open the possibility that other unspecified elements of a policy are expected. However, it is clear from the language of the resolved clause that the comprehensive policy consists solely of providing enhanced disclosure on related party transactions. No additional action is requested or implied.

Crescent claims that the term "separate report" is so vague as to warrant exclusion, since it does not indicate whether a separate document would be required or whether additional disclosure in a section of the proxy statement would suffice. The "separate report" formulation has been used by a large number of proponents to avoid the possibility of exclusion on ordinary business grounds relating to the content of registrants' periodic reports. In addition, some proponents have been responsive to companies' reluctance, for liability reasons, to include certain additional disclosures in periodic reports. If Crescent wished to provide the requested disclosure in a periodic report, SEIU would not object. Traditionally, however, such reporting has been accomplished in a separate report made available to shareholders on a company's web site or upon request.

In a related objection, Crescent faults the Proposal for not specifying the mechanism for distributing the requested report to shareholders. As between electronic and paper distribution, SEIU has no preference. Moreover, requiring a particular mode of distribution might too closely micromanage Crescent's implementation of the Proposal. In any event, it is unlikely that the mode of distribution would affect a reasonable shareholders' decision in voting on the Proposal.

Contrary to Crescent's assertion, the Proposal is far more specific than the excluded proposals at issue in Otter Tail Corporation,[15] Capital One Financial Corporation,[16] and General Electric Company.[17] The proposal in Otter Tail, for example, stated only that "Future executive salary and stock option plans be changed to limit any benefits for either salary or stock options for 5 years." It failed to identify to whom the policy would apply or specify what kind of limit should be imposed, in addition to leaving open questions relating to valuation, adherence to existing contracts and the compensation elements included in "salary." Similarly, the proposal submitted to GE asked the board to "seek shareholder approval for all compensation for Senior Executives and Board members not to exceed more than 25 times the average wage of hourly working employees" but did not define "compensation" or "average wage."

Unlike those proposals, the Proposal specifies the precise information sought with respect to each related party transaction. The Proposal contains sufficient information for shareholders to understand the effect of their vote, and for Crescent's board to understand the measures necessary to implement the Proposal, should it choose to do so.

Finally, Crescent attacks certain statements in the Proposal as materially false or misleading to shareholders. Crescent objects to the statement that related party transactions may "inflate earnings or distort financial results." This assertion is made in, and attributed to, an AICPA practice alert on the subject of related party transactions. The Proposal need not explore every implication of such distortion--as Crescent appears to believe--nor does the statement imply that such distortion has occurred at Crescent. Both of those matters can be raised by Crescent in its statement in opposition to the Proposal, but their inclusion in the Proposal is not necessary to prevent the Proposal from misleading shareholders.

Crescent complains that the statement by WorldCom monitor Richard Breeden, who opined that related party transactions should be prohibited because they pose an unacceptably high risk for shareholders, is misleading because the existence of related party transactions does not, in Crescent's opinion, necessarily indicate poor governance and lack of oversight. Again, Crescent can defend the propriety of related party transactions in its statement in opposition. The Proposal's failure to present the opposing viewpoint does not materially mislead shareholders.

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[15] (avail. Jan. 12, 2004).
[16] (avail. Feb. 7, 2003).
[17] (avail. Feb. 5, 2003)

Finally, Crescent objects to references in the Proposal's supporting statement to two transactions on the ground that (1) they occurred too long ago, and (2) because they were with entities in which chairman Richard Rainwater held an ownership interest, rather than with Mr. Rainwater directly, they would not be covered by the Proposal and are therefore irrelevant.

Although Crescent's purchase of the Charter chain of psychiatric hospitals from Magellan did occur in 1997, Crescent has continued to feel the financial effects of this disastrous transaction. Charter's woes have been reflected in every one of Crescent's annual financial statements since 1999. In that year, Crescent took $162 million in impairment and other charges related to the psychiatric hospitals. Additional impairments were recognized on the properties in 2000 ($9.3 million), 2001 ($8.5 million), 2002 ($3.2 billion) and 2003 ($4.8 million), for a total of over $187 million in charges--or about 48% of the original purchase price. The impairment charges reflected the fact that the expected undiscounted cash flows from the facilities were less than the value of the properties carried on Crescent's books. News reports indicate that in February 2004, Crescent sold for $1.4 million a Wisconsin property it had originally purchased for $3.1 million.

Because the Proposal does not specifically exclude from its coverage transactions in which executive officers and trust managers benefit indirectly rather than directly, transactions like Charter and G2 in which Mr. Rainwater benefited through his ownership interest in another entity are not irrelevant. Indeed, Item 404(a) of Regulation S-K, which governs disclosure of transactions with officers and directors, contemplates that an insider's "material interest" in a transaction may be direct or indirect. SEIU also believes that the extent and nature of related party transactions at Crescent is relevant to shareholders' decision regarding how to vote on the Proposal, even if Crescent were to construe the Proposal narrowly when implementing it.

Conclusion:
Crescent has not met its burden of demonstrating that it is entitled to omit the Proposal in reliance on Rule 14a-8(b)(2), (i)(10), (i)(7) or (i)(3). If you have any questions or need anything further, please do not hesitate to call me at (202) 639-7612. SEIU appreciates the opportunity to be of assistance to the Staff in this matter.

Very truly yours,



Steve Abrecht
Executive Director of Benefit Funds

SA:BY:bh

cc: Robert B. Robbins
Shaw Pittman LLP
Fax # 202-663-8007

opeiu#2
afl-cio,clc

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 28, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Crescent Real Estate Equities Company
Incoming letter dated February 17, 2005

The proposal urges the board of trust managers to implement a policy requiring annual disclosure to Crescent Real Estate's shareholders of information relating to certain transactions between Crescent Real Estate and any executive officer or trustee.

We are unable to concur in your view that Crescent Real Estate may exclude the proposal under rules 14a-8(b) and 14a-8(f). Accordingly, we do not believe that Crescent Real Estate may omit the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

We are unable to concur in your view that Crescent Real Estate may exclude the proposal or portions of the supporting statement under rule 14a-8(i)(3). Accordingly, we do not believe that Crescent Real Estate may omit the proposal or portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Crescent Real Estate may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that Crescent Real Estate may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

We are unable to concur in your view that Crescent Real Estate may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that Crescent Real Estate may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

We note that Crescent Real Estate did not file its statement of objections to including the proposal in its proxy materials at least 80 days before the date on which it will file definitive proxy materials as required by rule 14a-8(j)(1). Noting the circumstances of the delay, we do not waive the 80-day requirement.

Sincerely,



Sara D. Kalin
Attorney-Advisor